U.S. Securities and Exchange Commission
Washington, D.C. 20549


03020549

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# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

FOR 5/28/03
Current Report on Form 8-K 2003-RS4
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-104662
SEC File Number of Registration Statement

______________________________
Name of Person Filing the Document
(if Other than the Registrant)

**SIGNATURES**

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 27th day of May, 2003.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: ______________________
Michael Mead
Vice President

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

______________________
(Title)

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 28 2003
WASH. D.C. 155

## NOTICE(Continued)

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

EXHIBIT INDEX

| EXHIBIT NO. | DESCRIPTION | FORMAT |
| --- | --- | --- |
| 99.1 | Computational Materials | P* |

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

# RAMP Series 2003-RS4 Trust

## Mortgage Asset-Backed Pass-Through Certificates, Series 2003-RS4

## $1,115,000,000 (Approximate)

Subject to Revision

May 19, 2003 –Computational Materials

Copyright 2003 J.P. Morgan Chase & Co. – All rights reserved. J.P. Morgan Securities Inc. (JPMorgan), member NYSE and SIPC. JPMorgan is the marketing name used by the specific legal entity or entities named in the attached materials. Information has been obtained from sources believed to be reliable but JPMorgan does not warrant its completeness or accuracy. Opinions and estimates constitute our judgement as of the date of this material and are subject to change without notice. Past performance is not indicative of future results. This material is not intended as an offer or solicitation for the purchase or sale of any financial instrument. Securities or financial instruments mentioned herein may not be suitable for all investors. The recipient of these materials must make its own independent decisions regarding any securities or financial instruments mentioned herein. J.P. Morgan Chase & Co. and/or its subsidiaries and affiliates generally act as a market maker in the financial instruments of any issuer discussed herein and may act as underwriter, placement agent, advisor or lender to such issuer. J.P. Morgan Chase & Co. and/or its affiliates, subsidiaries or employees may hold a position in any securities or financial instruments mentioned herein. Clients should contact analysts and execute transactions through a J.P. Morgan Chase & Co. subsidiary or affiliate in their home jurisdiction unless governing law permits otherwise.

The analysis in this report is based on collateral information provided by Residential Funding Corporation (the "Seller"). The information contained herein is qualified in its entirety by the information in the prospectus and prospectus supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous such information delivered to you and will be superseded by any such information subsequently delivered and ultimately by the final prospectus and prospectus supplement relating to the securities and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion or amendment from time to time without notice, and JPMorgan is under no obligation to keep you advised of such changes. These materials have been provided to you for informational purposes only and may not be relied upon by you in evaluating the merits of investing in the securities described herein. Any investment decision with respect to the securities should be made by you based solely upon the information contained in the final prospectus and prospectus supplement relating to the securities. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

**THIS INFORMATION IS FURNISHED TO YOU BY JPMORGAN AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. JPMORGAN IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.**

**JPMORGAN**

# New Issue Computational Materials

## $1,115,000,000 (Approximate)

## RAMP Series 2003-RS4 Trust
Issuer

## Residential Asset Mortgage Products, Inc.
Depositor

## Residential Funding Corporation
Master Servicer

## Mortgage Asset-Backed Pass-Through Certificates, Series 2003-RS4

**May 19, 2003**

| | | |
|---|---|---|
| **Expected Timing:** | Pricing Date: | On or about May [23], 2003 |
| | Settlement Date: | On or about May [30], 2003 |
| | First Payment Date: | June 25, 2003 |
| **Structure:** | Group I: | $500.0 million **surety** structure |
| | Group II: | $615.0 million **surety** structure |
| | Rating Agencies: | Moody's and Standard & Poor's |

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

# Structural Summary
## May 19, 2003
## RAMP Series 2003-RS4 Trust
## $1,115,000,000 (Approximate)
## Subject to Revision

### Characteristics of the Certificates (1), (2), (3)

| Class | Amount ($) | Ratings (S&P /Moody's) | Bond Type | Pmt. Delay (days) | Interest Accrual Basis | WA Life (yrs.) To Call / to Mat. | Pmt. Window (mos.) to Call / # of mos. | Exp. Mat. to Call / to Mat. | Final Scheduled Maturity |
|---|---|---|---|---|---|---|---|---|---|
| A-I-1 [4] | $168,600,000 | AAA / Aaa | Seq Fltr [5] | 0 | Actual/360 | 0.90 / 0.90 | 1 – 20 / 20 | 1/05 / 1/05 | November 2020 |
| A-I-2 [4] | 54,800,000 | AAA / Aaa | Seq Fxd [6] | 24 | 30/360 | 2.00 / 2.00 | 20 – 28 / 9 | 9/05 / 9/05 | July 2024 |
| A-I-3 [4] | 91,200,000 | AAA / Aaa | Seq Fxd [6] | 24 | 30/360 | 3.00 / 3.00 | 28 – 46 / 19 | 3/07 / 3/07 | November 2028 |
| A-I-4 [4] | 79,400,000 | AAA / Aaa | Seq Fxd [6] | 24 | 30/360 | 5.00 / 5.00 | 46 – 80 / 35 | 1/10 / 1/10 | September 2031 |
| A-I-5 [4] | 56,000,000 | AAA / Aaa | Seq Fxd [7,8] | 24 | 30/360 | 8.31 / 10.65 | 80 – 103 / 24 | 12/11 / 10/21 | May 2033 |
| A-I-6 [4] | 50,000,000 | AAA / Aaa | Seq Fxd – NAS [8] | 24 | 30/360 | 6.44 / 6.57 | 37 – 103 / 67 | 12/11 / 8/21 | March 2033 |
| A-II-A [4] | 400,000,000 | AAA / Aaa | Fltr [7,9] | 0 | Actual/360 | 2.85 / 3.09 | 1 – 96 / 96 | 5/11 / 11/20 | May 2033 |
| A-II-B [4] | 215,000,000 | AAA / Aaa | Fltr [7,9] | 0 | Actual/360 | 2.86 / 3.09 | 1 – 96 / 96 | 5/11 / 12/20 | May 2033 |
| **Total** | **$1,115,000,000** | | | | | | | | |

(1) Class sizes subject to a 10% variance.
(2) Pricing Prepayment Speed Assumption:
Group I Loans: 23% HEP (2.3% CPR in month 1, building to 23% CPR by month 10, and remaining constant at 23% CPR thereafter)
Group II Loans: 25% HEP (2.5% CPR in month 1, building to 25% CPR by month 10, and remaining constant at 25% CPR thereafter)
(3) Each Certificate is illustrated as priced to both (i) the 10% optional call of the related Loan Group and (ii) to the maturity of the related Loan Group.
(4) Ambac will guarantee timely principal and interest, subject to certain limitations, as described herein.
(5) The lesser of (i) one-month LIBOR plus the related margin and (ii) the Group I Net WAC Cap
(6) The pass-through rate on the Class A-I-2, Class A-I-3 and Class A-I-4 Certificates will be equal to the related fixed rate per annum.
(7) If the 10% optional call for the Group I Loans is not exercised, the coupon on the Class A-I-5 Certificates will increase by 0.50% per annum on the second distribution date after the first possible optional call date. Likewise, if the 10% optional call for Loan Group II is not exercised, the margins on the Class A-II-A and Class A-II-B Certificates will double on the second distribution date after the first possible optional call date.
(8) The pass-through rates on the Class A-I-5 and Class A-I-6 Certificates will be equal to the related fixed rate per annum, subject to the Group I Net WAC Cap.
(9) The least of (i) one-month LIBOR plus the related margin, (ii) the Group II Net WAC Cap and (iii) 14.00% per annum.

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

| | |
|---|---|
| **Issuer:** | RAMP Series 2003-RS4 Trust. |
| **Certificates:** | The Class A-I-1 through Class A-I-6 Certificates (collectively, the "Class A-I Certificates"), are backed by first lien, fixed-rate mortgage loans (the "Group I Loans").<br><br>The Class A-II-A Certificates are backed by first lien, adjustable-rate mortgage loans with original principal balances that may conform to either Freddie Mac or Fannie Mae guidelines (the "Group II-A Loans").<br><br>The Class A-II-B Certificates (together with the Class A-II-A Certificates, the "Class A-II Certificates") are backed by first lien, adjustable-rate mortgage loans with original principal balances that may or may not conform to either Freddie Mac or Fannie Mae guidelines (the "Group II-B Loans").<br><br>Th Class A-I Certificates and Class A-II Certificates are referred to together as the "Class A Certificates". |
| **Underwriters:** | J.P. Morgan Securities Inc., Bear, Stearns & Co., Inc., Citigroup Global Markets Inc. and Residential Funding Securities Corporation. |
| **Depositor:** | Residential Asset Mortgage Products, Inc. ("RAMP"). |
| **Trustee:** | JPMorgan Chase Bank. |
| **Master Servicer:** | Residential Funding Corporation (the "Seller", "Master Servicer" or "RFC"), an indirect wholly-owned subsidiary of GMAC Mortgage Group, Inc. |
| **Subservicer:** | Primary servicing will be provided by HomeComings Financial Network, Inc. ("HomeComings") with respect to approximately 95.58% of the Group I Loans, approximately 100.00% of the Group II-A Loans and approximately 99.65% of the Group II-B Loans. HomeComings is a wholly-owned subsidiary of Residential Funding Corporation. |
| **Certificate Insurer:** | Ambac Assurance Corporation ("Ambac"), rated Aaa by Moody's and AAA by Standard & Poor's. |
| **Statistical Calculation Date:** | May 1, 2003. The weighted average mortgage loan characteristics presented herein are not expected to materially change at closing. |
| **Cut-Off Date:** | May 1, 2003. |
| **Settlement Date:** | On or about May 30, 2003. |
| **Distribution Dates:** | 25th of each month (or the next business day if such day is not a business day) commencing in June 2003. |

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

**Form of Certificates:** Book-entry form through DTC, Clearstream and Euroclear.

**Minimum Denominations:** $25,000 and integral multiples of $1 in excess thereof.

**ERISA Considerations:** It is expected that the Class A Certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

**Legal Investment:** The Certificates will not constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

**Tax Status:** One or more REMIC elections.

**Collateral Description:** Two groups: Group I (fixed) and Group II (adjustable). The Group II Loans will be comprised of two sub-groups: the Group II-A Loans and Group II-B Loans.

- Group I Loans will consist of first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $500,055,071 as of the Cut-off Date.

- Group II-A Loans will consist of first lien, adjustable-rate mortgage loans with original principal balances that may conform to either Freddie Mac or Fannie Mae guidelines with an aggregate principal balance of approximately $400,013,627 as of the Cut-off Date.

- Group II-B Loans will consist of first lien, adjustable-rate mortgage loans with original principal balances that may or may not conform to either Freddie Mac or Fannie Mae guidelines with an aggregate principal balance of approximately $215,181,860 as of the Cut-off Date.

**Prepayment Assumption:** Group I – 23% HEP (2.3% CPR in month 1, building to 23% CPR by month 10, and remaining constant at 23% CPR thereafter).

Group II – 25% HEP (2.5% CPR in month 1, building to 25% CPR by month 10, and remaining constant at 25% CPR thereafter).

**Optional Call:** If the aggregate principal balance of either the Group I Loans or Group II Loans falls below 10% of the original principal balance of the respective group ("Optional Call Date"), the Master Servicer may terminate the trust with respect to that loan group. However, no termination of the trust with respect to either loan group will be permitted if the Certificate Insurer can show a reasonable probability that it would result in a draw on the Policy, unless the Certificate Insurer consents. The optional calls are independent of each other.

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

**The Negotiated Conduit Asset Program:**

The mortgage loans included in the trust were acquired and evaluated under Residential Funding's "Negotiated Conduit Asset Program" or NCA program. The NCA program includes mortgage loans that do not meet the guidelines for Residential Funding's standard securitization programs. Examples include mortgage loans with greater debt-to-income ratios, mortgage loans with a combination of higher LTV for reduced documentation type, or mortgage loans with a combination of higher LTV for the credit grade.

Residential Funding's standard programs are identified as follows:

- Jumbo A program, under which Residential Funding purchases "A quality," non-conforming mortgage loans, which are then securitized under the RFMSI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan made to a borrower with a higher total debt-to-income ratio than that allowed by Residential Funding's "Jumbo A" program.

- Expanded Criteria program, under which Residential Funding purchases mortgage loans to "A quality" borrowers whose collateral characteristics differ from conforming and jumbo guidelines, which are then securitized under the RALI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan where the combination of loan-to-value ratio, credit score and documentation type do not meet Residential Funding's "Expanded Criteria" program guidelines.

- Home Solution program, under which Residential Funding purchases first lien "A-quality" mortgage loans with LTV's up to 107, which are then securitized under the RAMP-RZ shelf. An example of an NCA program loan includes, but is not limited to, a loan made to a borrower who does not meet reserve requirements of the program or total debt-to-income exceeds underwriting guidelines of Residential Funding's "Home Solution" program.

- AlterNet program, under which Residential Funding purchases mortgage loans with characteristics that do not meet traditional "A quality" credit requirements, which are then securitized under the RASC shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan with a higher loan-to-value ratio than the credit grade within Residential Funding's "Alternet" program guidelines allow.

In addition, the NCA program includes mortgage loans, identified as "Seasoned Loans," that were included in mortgage pools previously securitized by affiliates of Residential Funding. These mortgage loans may not conform to Residential Funding's current underwriting criteria or documentation requirements.

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

**Credit Enhancement:**

**A. Ambac Wrap ("The Policy").**
Ambac will guarantee: (a) interest on the Class A Certificates at the related Pass-Through Rates, (b) the amount of any losses allocated to the Class A Certificates not covered by excess cash flow or overcollateralization and (c) the payment of principal on the Class A Certificates by no later than the May 2033 distribution date. The Policy will not guarantee any interest shortfalls relating to the Relief Act, prepayment interest shortfalls or basis risk shortfalls.

**B. Overcollateralization ("OC").**

| | **Group I** | **Group II** |
|---|---|---|
| **Initial (%Orig.)** | 0.00% | 0.00% |
| **OC Target (% Orig.)** | [2.50%] | [9.75%] |
| **Stepdown OC Target (% Current)** | [5.00%] (1) | [19.50%] (1) |
| **OC Floor (% Orig.)** | 0.50% | 0.50% |
| **OC Holiday** | [None] | [None] |

(1) Subject to certain trigger events as specified in the underlying documents.

**C. *Cross-collateralization.***
The trust provides for cross-collateralization through the application of excess cash flow generated by one loan group to cover losses and to fund the required level of OC in the non-related loan group to the extent not covered by the excess cash flow for the non-related loan group.

**D. Excess Spread.**

- Group I: Initially equal to approximately 386 bps per annum.
- Group II: Initially equal to approximately 620 bps per annum.

**E. One-Month LIBOR Cap**
The trust will include a One-Month LIBOR Cap for the Distribution Date in June 2003 through the Distribution Date in May 2005 with a strike price of [2.31]%. Payments from the One-Month LIBOR Cap, if any, will be used to reimburse the certificate insurer and to cover certain losses and interest shortfalls on the Class A-II Certificates only.

**Priority of Payments:**

Payments to the holders of the Certificates will be made from the available amount from each loan group generally as follows:

(1) Distribution of interest to the related and non-related Class A Certificates;

(2) Distribution of principal to the related Class A Certificates, in the priority described herein;

(3) Distribution of principal to the related Class A Certificates, and subsequently, to the non-related Class A Certificates, to cover some realized losses;

(4) Reimbursement to the certificate insurer for prior draws made on the certificate guaranty insurance policy;

(5) Distribution of additional principal to the related Class A Certificates, and subsequently, to the non-related Class A Certificates, from the excess interest on the related mortgage loans, until the required level of overcollateralization is reached;

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

(6) Payment to the related Class A Certificates and subsequently, to the non-related Class A Certificates in respect of prepayment interest shortfalls;
(7) To the extent provided in the prospectus supplement, payment to the Class A-II Certificates in respect of any Group II Basis Risk Shortfall Carry-Forward Amount to the extent not covered by the One-Month LIBOR Cap or the Yield Maintenance Agreement; and
(8) Distribution of any remaining funds to the non-offered certificates.

**Interest Accrual Period:**

Classes A-I-2 through Class A-I-6: the calendar month preceding the current Distribution Date on a 30/360 basis.

Class A-I-1 and Class A-II Certificates: from and including the preceding Distribution Date (for the first accrual period, the closing date) up to but excluding the current Distribution Date on an actual/360 basis.

**Pass-Through Rates:**

Group I Pass-Through Rates:

- On each Distribution Date, the Class A-I-1 Pass-Through Rate will be a per annum rate equal to the lesser of (x) One-Month LIBOR plus __% (the "Class A-I-1 Margin"), and (y) the Class A-I-1 Net WAC Cap.
- On each Distribution Date, for the Class A-I-2, Class A-I-3 and Class A-I-4 Certificates, interest will accrue at a fixed rate equal to their respective fixed rate coupons.
- On each Distribution Date, for the Class A-I-5 and Class A-I-6 Certificates, interest will accrue at a fixed rate, equal to the lesser of (a) the respective fixed rate coupon and (b) the Group I Net WAC Cap Rate.
- The fixed rate coupon on the Class A-I-5 Certificates will increase by 0.50% per annum for any Distribution Date on and after the second Distribution Date after the first possible Optional Call Date.

Group II Pass-Through Rates:

- The Class A-II-A Pass-Through Rate will be a per annum rate equal to the least of (x) with respect to any Distribution Date which occurs prior to the second Distribution Date after the first Optional Call Date, One-Month LIBOR plus __% (the "Class A-II-A Margin"), and for any Distribution Date thereafter, One-Month LIBOR plus 2 times the Class A-II-A Margin, (y) 14%, and (z) the Group II Net WAC Cap.
- The Class A-II-B Pass-Through Rate will be a per annum rate equal to the least of (x) with respect to any Distribution Date which occurs prior to the second Distribution Date after the first Optional Call Date, One-Month LIBOR plus __% (the "Class A-II-B Margin"), and for any Distribution Date thereafter, One-Month LIBOR plus 2 times the Class A-II-B Margin, (y) 14%, and (z) the Group II Net WAC Cap.

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

| | |
|---|---|
| **Group I Net WAC Cap Rate:** | For any distribution date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group I Loans as of the end of the calendar month immediately preceding the month in which such distribution date occurs. |
| **Class A-I-1 Net WAC Cap:** | The product of (x) the Group I Net WAC Cap and (y) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period. |
| **Group II Net WAC Cap:** | With respect to any Distribution Date and the Group II Certificates, the product of (x) the weighted average of the Net Mortgage Rates of the Group II Loans, and (y) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period.<br><br>For any Distribution Date on which the Pass-Through Rate on the Class A-II Certificates is limited to the Group II Net WAC Cap Rate, the resulting shortfall will carry forward with interest, thereon, subject to a maximum of 14% (the "Group II Basis Risk Shortfall Carry-Forward Amount"). |
| **Weighted Average Monthly Fees:** | Master servicing fee and sub-servicing fee of approximately:<br>0.324% for Group I<br>0.520% for Group II<br>The Policy premium for the related Class A Certificates as stated in the underlying documents. |
| **Net Mortgage Rate:** | With respect to any mortgage loan, the mortgage rate minus (a) the master servicing fee, (b) the sub-servicing fee and (c) the rate at which the premium for The Policy accrues. |
| **Compensating Interest:** | With respect to each loan group, the Master Servicer will be required to cover prepayment interest shortfalls in full up to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans in that loan group immediately preceding that Distribution Date, and (b) the sum of the Master Servicing Fee payable to the Master Servicer plus reinvestment income for such distribution date with respect to that loan group. Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distribution for Excess Cash Flow. |
| **Advances:** | The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan. |

**Group I Principal Distributions:**

Group I available principal will be distributed first to the Class A-I-6 Certificates in an amount equal to the Class A-I-6 Lockout Distribution Amount for that distribution date (refer to the underlying table). The remaining amounts will be paid to the Class A-I-1, Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5 and Class A-I-6 Certificates, in that order, until paid in full.

**Class A-I-6 Pro Rata Distribution Amount:**

For any Distribution Date, an amount equal to the product of (x) a fraction, the numerator of which is the principal balance of the Class A-I-6 Certificates immediately prior to that Distribution Date and the denominator of which is the aggregate principal balance of the Class A-I Certificates immediately prior to that Distribution Date and (y) the Class A-I Principal Distribution Amount for that Distribution Date.

**Class A-I-6 Lockout Distribution Amount:**

For any distribution date, the product of (x) the Class A-I-6 Lockout Percentage for that distribution date and (y) the Class A-I-6 Pro Rata Distribution Amount for that distribution date. In no event shall the Class A-I-6 Distribution Amount for a distribution date exceed the Group I Principal Distribution Amount for that distribution date.

**Class A-I-6 Lockout Percentage**

| Distribution Dates | Lockout Percentage |
|---|---|
| June 2003 through and including May 2006 | 0% |
| June2006 through and including May 2008 | 45% |
| June 2008 through and including May 2009 | 80% |
| June 2009 through and including May 2010 | 100% |
| June 2010 and thereafter | 300% |

**Group I Required Overcollateralization Amount:**

With respect to any Distribution Date and the Group I Loans, (a) if such Distribution Date is prior to the Group I Stepdown Date, [2.50]% of the aggregate principal balance of the Group I Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the Group I Stepdown Date, the greater of (i) [5.00]% of the then current aggregate principal balance of the Group I Loans as of the end of the related Due Period and (ii) the Group I Overcollateralization Floor; provided, however, that in the event certain trigger events specified in the underlying documents are not satisfied, the Group I Required Overcollateralization Amount shall be such amount on the immediately preceding Distribution Date.

**Group I Stepdown Date:**

The Distribution Date which is the later to occur of (x) the Distribution Date in December 2005 and (y) the first Distribution Date on which the related overcollateralization amount immediately prior to that Distribution Date is equal to or greater than [5.00]% of the aggregate principal balance of the Group I Loans as of the end of the preceding due period.

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

**Group II Principal Allocation Amount:** With respect to any Distribution Date, the sum of (a) the principal remittance amount for that Distribution Date on the Group II Loans and (b) the aggregate amount of realized losses on the Group II Loans in the calendar month preceding that Distribution Date, to the extent covered by excess cashflow for that distribution date; provided, that on any Distribution Date on which there is insufficient excess cashflow to cover all realized losses on the Group II Loans, in determining the Class A-II-A Principal Distribution Amount and Class A-II-B Principal Distribution Amount, the available excess cashflow will be allocated to the Class A-II-A Certificates and Class A-II-B Certificates, pro rata, based on the principal portion of realized losses on the Group II-A Loans and Group II-B Loans, respectively.

**Class A-II-A Principal Distribution Amount:** With respect to any Distribution Date, the Group II available principal multiplied by a fraction, the numerator of which is the portion of the Group II Principal Allocation Amount related to the Group II-A Loans for such Distribution Date, and the denominator of which is the Group II Principal Allocation Amount with respect to all of the Group II Loans for such Distribution Date.

**Class A-II-B Principal Distribution Amount:** With respect to any Distribution Date, the Group II available principal multiplied by a fraction, the numerator of which is the portion of the Group II Principal Allocation Amount related to the Group II-B Loans for such Distribution Date, and the denominator of which is the Group II Principal Allocation Amount with respect to all of the Group II Loans for such Distribution Date.

**Group II Principal Distributions:** The Group II available principal will be distributed to the Class A-II Certificates as follows:

- The Class A-II-A Principal Distribution Amount will be paid to the Class A-II-A Certificates until the principal balance of the Class A-II-A Certificates has been reduced to zero and then to the Class A-II-B Certificates until the principal balance of the Class A-II-B Certificates has been reduced to zero.
- The Class A-II-B Principal Distribution Amount will be paid to the Class A-II-B Certificates until the principal balance of the Class A-II-B Certificates has been reduced to zero and then to the Class A-II-A Certificates until the principal balance of the Class A-II-A Certificates has been reduced to zero.

**Group II Required Overcollateralization Amount:** With respect to any Distribution Date and the Group II Loans, (a) if such Distribution Date is prior to the Group II Stepdown Date, [9.75]% of the aggregate principal balance of the Group I Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the Group II Stepdown Date, the greater of (i) [19.50]% of the then current aggregate principal balance of the Group II Loans as of the end of the related Due Period and (ii) the Group II Overcollateralization Floor; provided, however, that in the event certain trigger events specified in the underlying documents are not satisfied, the Group II Required Overcollateralization Amount shall be such amount on the immediately preceding Distribution Date.

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.



**Group II Stepdown Date:**

The later to occur of (x) the Distribution Date in December 2005 and (y) the first Distribution Date on which the Group II overcollateralization amount immediately prior to that Distribution Date is equal to or greater than [19.50]% of the aggregate stated principal balance of the Group II Loans as of the end of the preceding due period.

**Yield Maintenance Agreement:**

On the Settlement Date, the Trustee will enter into a Yield Maintenance Agreement with [JPMorgan Chase Bank N.A.] (the "Counterparty") for the benefit of the Class A-II Certificates.

On each Distribution Date, payments under the Yield Maintenance Agreement will be made based on (x) a notional amount equal to the lesser of (a) the scheduled principal balance of the Group II Loans calculated as of the issuance date and based on the pricing speed assumption of 100% PPC and (b) the actual principal balance of the Group II Loans and (y) the positive excess of One-Month LIBOR over the related Monthly Strike Rate (as set forth below). In exchange for a fixed payment on the Settlement Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate beginning with the Distribution Date in June 2003. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds [9.25]%. On each Distribution Date, payments on the Yield Maintenance Agreement will be used to cover the Group II Basis Risk Shortfall Carry-Forward Amount on the Class A-II Certificates. The Yield Maintenance Agreement will terminate after the Distribution Date in March 2005.

| Distribution Date | Notional Balance | Strike Rate % |
|---|---|---|
| 06/2003 | 615,000,000.00 | 8.710 |
| 07/2003 | 610,545,000.00 | 7.508 |
| 08/2003 | 604,736,000.00 | 7.256 |
| 09/2003 | 597,575,000.00 | 7.257 |
| 10/2003 | 589,095,000.00 | 7.511 |
| 11/2003 | 579,311,000.00 | 7.261 |
| 12/2003 | 568,250,000.00 | 7.514 |
| 01/2004 | 555,948,000.00 | 7.263 |
| 02/2004 | 542,446,000.00 | 7.264 |
| 03/2004 | 529,248,000.00 | 7.788 |
| 04/2004 | 516,369,000.00 | 7.267 |
| 05/2004 | 503,801,000.00 | 7.523 |
| 06/2004 | 491,536,000.00 | 7.271 |
| 07/2004 | 479,567,000.00 | 7.526 |
| 08/2004 | 467,887,000.00 | 7.275 |
| 09/2004 | 456,489,000.00 | 7.277 |
| 10/2004 | 445,366,000.00 | 7.532 |
| 11/2004 | 434,513,000.00 | 7.318 |
| 12/2004 | 423,923,000.00 | 7.574 |
| 01/2005 | 413,589,000.00 | 7.320 |
| 02/2005 | 403,504,000.00 | 7.321 |
| 03/2005 | 393,664,000.00 | 8.139 |

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

## RAMP Series 2003-RS4 – Collateral Characteristics (Group I Loans)

### Summary Report

| Shelf | Alternet Exceptions (Subprime) RASC | Expanded Criteria Exceptions (Alt-A) RALI | Home Solution Exceptions (1st Lien High LTV) RAMP-RZ | Jumbo A Exceptions RFMSI | Seasoned Loans | Total |
|---|---|---|---|---|---|---|
| | | | | | | |
| **Percent of Total** | 13.50% | 79.39% | 0.17% | 6.81% | 0.12% | **100.00%** |
| **Principal Balance ($)** | $67,515,880 | $397,000,316 | $869,612 | $34,047,169 | $622,094 | **$500,055,071** |
| **Number of Loans** | 548 | 2,209 | 6 | 74 | 5 | **2,842** |
| **Average Balance ($)** | $123,204 | $179,719 | $144,935 | $460,097 | $124,419 | **$175,952** |
| | | | | | | |
| **WA Mortgage Rate** | 8.50% | 7.07% | 8.22% | 6.00% | 6.80% | **7.19%** |
| **WA Age (mos)** | 2 | 1 | 4 | 1 | 8 | **1** |
| **WA Remaining Term to Maturity (mos)** | 333 | 336 | 323 | 351 | 338 | **337** |
| | | | | | | |
| **WA Credit Score** | 641 | 687 | 671 | 705 | 737 | **682** |
| **WA Original LTV *** | 89.98% | 84.28% | 98.02% | 71.59% | 78.75% | **84.21%** |
| | | | | | | |
| **Original LTV>80% w/MI** | 0.62% | 88.92% | 0.00% | 32.99% | 0.00% | **71.21%** |
| | | | | | | |
| **Purchase** | 40.70% | 56.09% | 53.45% | 18.47% | 92.17% | **51.49%** |
| **Equity Refinance** | 50.08% | 28.92% | 46.55% | 28.35% | 7.83% | **31.74%** |
| **Rate/Term Refinance** | 9.22% | 14.98% | 0.00% | 53.18% | 0.00% | **16.76%** |
| | | | | | | |
| **Prepayment Penalty** | 69.85% | 39.49% | 93.13% | 8.77% | 28.52% | **41.58%** |
| | | | | | | |
| **Serviced by HomeComings** | 100.00% | 97.83% | 100.00% | 60.40% | 100.00% | **95.58%** |
| | | | | | | |
| **Current** | 100.00% | 99.95% | 100.00% | 100.00% | 100.00% | **99.96%** |
| **30 to 59 Days Delinquent** | 0.00% | 0.05% | 0.00% | 0.00% | 0.00% | **0.04%** |
| **60 to 89 Days Delinquent** | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | **0.00%** |

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

## Credit Score Distribution of the Group I Loans

| Range of Credit Scores | Number of Loans | Principal Balance | Average Principal Balance | Weighted Average Original LTV | % of Principal Balance |
|---|---|---|---|---|---|
| 499 or less | 1 | $43,598 | $43,598 | 32.00 % | 0.01 % |
| 500 to 519 | 2 | 114,174 | 57,087 | 66.10 | 0.02 |
| 520 to 539 | 7 | 463,982 | 66,283 | 76.96 | 0.09 |
| 540 to 559 | 9 | 657,882 | 73,098 | 88.02 | 0.13 |
| 560 to 579 | 40 | 4,048,450 | 101,211 | 88.68 | 0.81 |
| 580 to 599 | 57 | 8,467,709 | 148,556 | 84.55 | 1.69 |
| 600 to 619 | 166 | 23,474,679 | 141,414 | 85.03 | 4.69 |
| 620 to 639 | 366 | 59,574,389 | 162,772 | 87.57 | 11.91 |
| 640 to 659 | 434 | 72,661,225 | 167,422 | 85.77 | 14.53 |
| 660 to 679 | 454 | 85,097,018 | 187,438 | 82.35 | 17.02 |
| 680 to 699 | 391 | 73,224,348 | 187,275 | 84.29 | 14.64 |
| 700 to 719 | 304 | 58,809,796 | 193,453 | 83.05 | 11.76 |
| 720 to 739 | 243 | 46,593,305 | 191,742 | 83.02 | 9.32 |
| 740 to 759 | 176 | 29,806,141 | 169,353 | 85.70 | 5.96 |
| 760 or greater | 185 | 36,340,215 | 196,434 | 81.31 | 7.27 |
| **Subtotal with Credit Scores:** | **2,835** | **$499,376,911** | **$176,147** | **84.23 %** | **99.86 %** |
| Not Available (1) | 7 | 678,160 | 96,880 | 64.15 | 0.14 |
| **Total:** | **2,842** | **$500,055,071** | **$175,952** | **84.21 %** | **100.00 %** |

*(1) Group I Loans indicated as having a Credit Score that is "not available" include mortgage Loans where the Credit Score was not provided by the related seller and Group I Loans where no credit history can be obtained for the related mortgagor.*

## Original Mortgage Loan Principal Balances of the Group I Loans

| Original Mortgage Amount ($) | Number of Loans | Principal Balance | Weighted Average Original LTV | Weighted Average FICO Score | % of Principal Balance |
|---|---|---|---|---|---|
| 100,000 or less | 842 | $60,688,851 | 86.64 % | 672 | 12.14 % |
| 100,001 to 200,000 | 1,166 | 168,281,986 | 87.31 | 678 | 33.65 |
| 200,001 to 300,000 | 453 | 110,744,143 | 85.98 | 683 | 22.15 |
| 300,001 to 400,000 | 228 | 79,014,442 | 82.72 | 687 | 15.80 |
| 400,001 to 500,000 | 81 | 36,308,466 | 76.72 | 694 | 7.26 |
| 500,001 to 600,000 | 39 | 21,818,700 | 76.87 | 691 | 4.36 |
| 600,001 to 700,000 | 24 | 15,480,835 | 70.92 | 701 | 3.10 |
| 700,001 to 800,000 | 3 | 2,163,615 | 72.94 | 671 | 0.43 |
| 800,001 to 900,000 | 4 | 3,371,727 | 75.59 | 665 | 0.67 |
| 900,001 to 1,000,000 | 1 | 984,195 | 55.00 | 590 | 0.20 |
| 1,100,001 to 1,200,000 | 1 | 1,198,110 | 60.00 | 692 | 0.24 |
| **Total:** | **2,842** | **$500,055,071** | **84.21 %** | **682** | **100.00 %** |

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

## Mortgage Rates of the Group I Loans

| Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| 5.000 to 5.499 | 21 | $3,959,915 | 0.79 % |
| 5.500 to 5.999 | 151 | 37,533,779 | 7.51 |
| 6.000 to 6.499 | 431 | 100,882,658 | 20.17 |
| 6.500 to 6.999 | 470 | 83,855,841 | 16.77 |
| 7.000 to 7.499 | 504 | 78,453,169 | 15.69 |
| 7.500 to 7.999 | 512 | 92,657,689 | 18.53 |
| 8.000 to 8.499 | 301 | 49,982,881 | 10.00 |
| 8.500 to 8.999 | 201 | 26,704,163 | 5.34 |
| 9.000 to 9.499 | 83 | 10,157,820 | 2.03 |
| 9.500 to 9.999 | 89 | 9,053,205 | 1.81 |
| 10.000 to 10.499 | 38 | 3,401,022 | 0.68 |
| 10.500 to 10.999 | 27 | 2,452,247 | 0.49 |
| 11.000 to 11.499 | 9 | 551,524 | 0.11 |
| 11.500 to 11.999 | 2 | 235,926 | 0.05 |
| 12.000 to 12.499 | 3 | 173,232 | 0.03 |
| **Total:** | **2,842** | **$500,055,071** | **100.00 %** |

## Net Mortgage Rates of the Group I Loans

| Net Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| 4.500 to 4.999 | 22 | $4,127,951 | 0.83 % |
| 5.000 to 5.499 | 150 | 36,630,754 | 7.33 |
| 5.500 to 5.999 | 431 | 102,035,656 | 20.40 |
| 6.000 to 6.499 | 464 | 82,282,681 | 16.45 |
| 6.500 to 6.999 | 525 | 81,741,935 | 16.35 |
| 7.000 to 7.499 | 501 | 91,149,931 | 18.23 |
| 7.500 to 7.999 | 336 | 53,706,119 | 10.74 |
| 8.000 to 8.499 | 172 | 23,446,773 | 4.69 |
| 8.500 to 8.999 | 92 | 11,380,121 | 2.28 |
| 9.000 to 9.499 | 82 | 7,923,506 | 1.58 |
| 9.500 to 9.999 | 39 | 3,561,661 | 0.71 |
| 10.000 to 10.499 | 16 | 1,225,237 | 0.25 |
| 10.500 to 10.999 | 8 | 584,540 | 0.12 |
| 11.000 to 11.499 | 4 | 258,206 | 0.05 |
| **Total:** | **2,842** | **$500,055,071** | **100.00 %** |

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

## Original Loan-to-Value Ratios of the Group I Loans

| Original Loan-to-Value Ratio (%) | Number of Loans | Principal Balance | Average Principal Balance | Weighted Average FICO Score | % of Principal Balance |
|---|---|---|---|---|---|
| 0.01 to 50.00 | 63 | $11,204,384 | $177,847 | 702 | 2.24 % |
| 50.01 to 55.00 | 30 | 6,987,951 | 232,932 | 688 | 1.40 |
| 55.01 to 60.00 | 37 | 8,513,294 | 230,089 | 700 | 1.70 |
| 60.01 to 65.00 | 67 | 15,868,986 | 236,851 | 687 | 3.17 |
| 65.01 to 70.00 | 102 | 22,565,424 | 221,230 | 678 | 4.51 |
| 70.01 to 75.00 | 157 | 33,145,069 | 211,115 | 672 | 6.63 |
| 75.01 to 80.00 | 620 | 127,503,655 | 205,651 | 691 | 25.50 |
| 80.01 to 85.00 | 140 | 22,302,977 | 159,307 | 677 | 4.46 |
| 85.01 to 90.00 | 521 | 86,200,649 | 165,452 | 680 | 17.24 |
| 90.01 to 95.00 | 681 | 111,623,730 | 163,912 | 672 | 22.32 |
| 95.01 to 100.00 | 407 | 51,827,854 | 127,341 | 684 | 10.36 |
| 100.01 to 105.00 | 17 | 2,311,098 | 135,947 | 698 | 0.46 |
| **Total:** | **2,842** | **$500,055,071** | **$175,952** | **682** | **100.00 %** |

## Geographical Distribution of Mortgaged Properties of the Group I Loans

| State | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| California | 298 | $83,417,666 | 16.68 % |
| Florida | 340 | 47,880,671 | 9.58 |
| New York | 147 | 38,027,171 | 7.60 |
| New Jersey | 166 | 36,030,405 | 7.21 |
| Illinois | 155 | 29,868,757 | 5.97 |
| Texas | 156 | 20,377,461 | 4.08 |
| Arizona | 116 | 20,155,529 | 4.03 |
| Virginia | 87 | 16,943,284 | 3.39 |
| Massachusetts | 63 | 16,082,048 | 3.22 |
| Washington | 84 | 15,607,671 | 3.12 |
| Other (1) | 1,230 | 175,664,409 | 35.13 |
| **Total:** | **2,842** | **$500,055,071** | **100.00 %** |

*(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.*

## Mortgage Loan Purpose of the Group I Loans

| Loan Purpose | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Purchase | 1,515 | $257,499,048 | 51.49 % |
| Equity Refinance | 928 | 158,739,686 | 31.74 |
| Rate/Term Refinance | 399 | 83,816,336 | 16.76 |
| **Total:** | **2,842** | **$500,055,071** | **100.00 %** |

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

## Occupancy Types of the Group I Loans

| Occupancy | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Primary Residence | 2,243 | $422,679,703 | 84.53 % |
| Non Owner-occupied | 540 | 64,974,621 | 12.99 |
| Second/Vacation | 59 | 12,400,747 | 2.48 |
| **Total:** | **2,842** | **$500,055,071** | **100.00 %** |

## Mortgaged Property Types of the Group I Loans

| Property Type | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Single-family detached | 1,905 | $311,254,786 | 62.24 % |
| Planned Unit Developments (detached) | 382 | 86,236,418 | 17.25 |
| Two- to four-family units | 359 | 77,120,368 | 15.42 |
| Condo Low-Rise (less than 5 stories) | 139 | 17,827,784 | 3.57 |
| Planned Unit Developments (attached) | 26 | 3,740,012 | 0.75 |
| Condo Mid-Rise (5 to 8 stories) | 9 | 1,288,168 | 0.26 |
| Manufactured Home | 12 | 1,185,947 | 0.24 |
| Condo High-Rise (9 stories or more) | 4 | 670,358 | 0.13 |
| Townhouse | 5 | 525,354 | 0.11 |
| Leasehold | 1 | 205,876 | 0.04 |
| **Total:** | **2,842** | **$500,055,071** | **100.00 %** |

## Mortgage Loan Documentation Types of the Group I Loans

| Documentation Type | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Reduced Documentation | 1,843 | $337,013,010 | 67.40 % |
| Full Documentation | 999 | 163,042,061 | 32.60 |
| **Total:** | **2,842** | **$500,055,071** | **100.00 %** |

## Prepayment Penalty Terms of the Group I Loans

| Prepayment Penalty Term | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| None | 1,587 | $292,130,432 | 58.42 % |
| 12 Months | 407 | 81,892,809 | 16.38 |
| 24 Months | 39 | 6,609,337 | 1.32 |
| 36 Months | 543 | 72,487,781 | 14.50 |
| 48 Months | 1 | 49,869 | 0.01 |
| 60 Months | 259 | 45,009,836 | 9.00 |
| Other (1) | 6 | 1,875,005 | 0.37 |
| **Total:** | **2,842** | **$500,055,071** | **100.00 %** |

*(1) Not 0, 12, 24, 36, 48 or 60 months and not more than 60 months.*

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

## RAMP Series 2003-RS4 – Collateral Characteristics (Group II-A Loans)

### Summary Report

| Shelf | Alternet Exceptions (Subprime) RASC | Expanded Criteria Exceptions (Alt-A) RALI | Jumbo A Exceptions RFMSI | Total |
|---|---|---|---|---|
| | | | | |
| **Percent of Total** | 94.50% | 4.65% | 0.85% | **100.00%** |
| **Principal Balance ($)** | $378,003,225 | $18,608,321 | $3,402,080 | **$400,013,627** |
| **Number of Loans** | 2,709 | 84 | 18 | **2,811** |
| **Average Balance ($)** | $139,536 | $221,528 | $189,004 | **$142,303** |
| | | | | |
| **WA Mortgage Rate** | 8.63% | 6.77% | 4.91% | **8.52%** |
| **WA Age (mos)** | 2 | 2 | 1 | **2** |
| **WA Remaining Term to Maturity (mos)** | 358 | 358 | 359 | **358** |
| | | | | |
| **WA Margin** | 8.09% | 4.31% | 2.32% | **7.86%** |
| **WA Lifetime Cap** | 14.90% | 12.80% | 10.70% | **14.77%** |
| **WA Next Rate Adj (mos)** | 25 | 41 | 51 | **26** |
| **WA Rate Reset Frequency (mos)** | 6 | 6 | 12 | **6** |
| | | | | |
| **WA Credit Score** | 624 | 681 | 696 | **627** |
| **WA Original LTV** | 94.74% | 82.24% | 74.33% | **93.98%** |
| | | | | |
| **Original LTV > 80% w/ MI** | 0.00% | 26.18% | 0.00% | **0.57%** |
| | | | | |
| **Purchase** | 58.44% | 51.81% | 25.10% | **57.85%** |
| **Equity Refinance** | 37.62% | 31.74% | 8.14% | **37.10%** |
| **Rate/Term Refinance** | 3.94% | 16.45% | 66.77% | **5.06%** |
| | | | | |
| **Prepayment Penalty** | 88.96% | 50.84% | 0.00% | **86.43%** |
| | | | | |
| **Serviced by HomeComings** | 100.00% | 100.00% | 100.00% | **100.00%** |
| | | | | |
| **Current** | 99.70% | 100.00% | 100.00% | **99.72%** |
| **30 to 59 Days Delinquent** | 0.30% | 0.00% | 0.00% | **0.28%** |
| **60 to 89 Days Delinquent** | 0.00% | 0.00% | 0.00% | **0.00%** |

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.



## Credit Score Distribution of the Group II-A Loans

| Range of Credit Scores | Number of Loans | Principal Balance | Average Principal Balance | Weighted Average Original LTV | % of Principal Balance |
|---|---|---|---|---|---|
| 500 to 519 | 14 | $1,522,745 | $108,767 | 78.88 % | 0.38 % |
| 520 to 539 | 24 | 3,174,407 | 132,267 | 83.89 | 0.79 |
| 540 to 559 | 60 | 7,357,959 | 122,633 | 86.74 | 1.84 |
| 560 to 579 | 199 | 25,907,994 | 130,191 | 93.62 | 6.48 |
| 580 to 599 | 370 | 50,382,750 | 136,170 | 96.07 | 12.60 |
| 600 to 619 | 674 | 97,085,986 | 144,044 | 95.26 | 24.27 |
| 620 to 639 | 572 | 81,041,309 | 141,681 | 94.87 | 20.26 |
| 640 to 659 | 410 | 60,938,304 | 148,630 | 94.32 | 15.23 |
| 660 to 679 | 210 | 31,844,980 | 151,643 | 91.38 | 7.96 |
| 680 to 699 | 129 | 18,918,723 | 146,657 | 93.02 | 4.73 |
| 700 to 719 | 59 | 8,433,399 | 142,939 | 91.35 | 2.11 |
| 720 to 739 | 39 | 6,405,425 | 164,242 | 90.33 | 1.60 |
| 740 to 759 | 28 | 3,563,777 | 127,278 | 88.90 | 0.89 |
| 760 or greater | 23 | 3,435,870 | 149,386 | 83.07 | 0.86 |
| **Total:** | **2,811** | **$400,013,627** | **$142,303** | **93.98 %** | **100.00 %** |

## Original Mortgage Loan Principal Balances of the Group II-A Loans

| Original Mortgage Amount ($) | Number of Loans | Principal Balance | Weighted Average Original LTV | Weighted Average FICO Score | % of Principal Balance |
|---|---|---|---|---|---|
| 100,000 or less | 681 | $49,010,861 | 92.70 % | 625 | 12.25 % |
| 100,001 to 200,000 | 1,662 | 233,734,776 | 95.20 | 625 | 58.43 |
| 200,001 to 300,000 | 441 | 105,728,444 | 93.42 | 631 | 26.43 |
| 300,001 to 400,000 | 14 | 4,763,244 | 86.36 | 662 | 1.19 |
| 400,001 to 500,000 | 8 | 3,661,095 | 78.51 | 644 | 0.92 |
| 500,001 to 600,000 | 3 | 1,598,160 | 80.59 | 643 | 0.40 |
| 600,001 to 700,000 | 1 | 647,796 | 61.00 | 674 | 0.16 |
| 800,001 to 900,000 | 1 | 869,251 | 65.00 | 663 | 0.22 |
| **Total:** | **2,811** | **$400,013,627** | **93.98 %** | **627** | **100.00 %** |

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

## Mortgage Rates of the Group II-A Loans

| Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| 4.000 to 4.499 | 1 | $242,872 | 0.06 % |
| 4.500 to 4.999 | 10 | 1,872,701 | 0.47 |
| 5.000 to 5.499 | 16 | 4,030,175 | 1.01 |
| 5.500 to 5.999 | 12 | 2,803,085 | 0.70 |
| 6.000 to 6.499 | 10 | 2,366,185 | 0.59 |
| 6.500 to 6.999 | 57 | 11,647,378 | 2.91 |
| 7.000 to 7.499 | 144 | 22,306,910 | 5.58 |
| 7.500 to 7.999 | 527 | 79,454,897 | 19.86 |
| 8.000 to 8.499 | 409 | 58,856,954 | 14.71 |
| 8.500 to 8.999 | 752 | 104,430,410 | 26.11 |
| 9.000 to 9.499 | 388 | 50,289,491 | 12.57 |
| 9.500 to 9.999 | 308 | 39,881,913 | 9.97 |
| 10.000 to 10.499 | 103 | 12,298,378 | 3.07 |
| 10.500 to 10.999 | 46 | 6,198,101 | 1.55 |
| 11.000 to 11.499 | 21 | 2,525,061 | 0.63 |
| 11.500 to 11.999 | 6 | 594,911 | 0.15 |
| 12.000 to 12.499 | 1 | 214,204 | 0.05 |
| **Total:** | **2,811** | **$400,013,627** | **100.00 %** |

## Net Mortgage Rates of the Group II-A Loans

| Net Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| 3.500 to 3.999 | 2 | $400,472 | 0.10 % |
| 4.000 to 4.499 | 11 | 2,059,694 | 0.51 |
| 4.500 to 4.999 | 14 | 3,685,583 | 0.92 |
| 5.000 to 5.499 | 12 | 2,803,085 | 0.70 |
| 5.500 to 5.999 | 10 | 2,366,185 | 0.59 |
| 6.000 to 6.499 | 80 | 15,010,068 | 3.75 |
| 6.500 to 6.999 | 275 | 42,873,730 | 10.72 |
| 7.000 to 7.499 | 487 | 71,700,722 | 17.92 |
| 7.500 to 7.999 | 553 | 77,601,662 | 19.40 |
| 8.000 to 8.499 | 642 | 88,530,211 | 22.13 |
| 8.500 to 8.999 | 387 | 51,343,294 | 12.84 |
| 9.000 to 9.499 | 196 | 24,339,947 | 6.08 |
| 9.500 to 9.999 | 96 | 11,464,842 | 2.87 |
| 10.000 to 10.499 | 31 | 3,934,664 | 0.98 |
| 10.500 to 10.999 | 13 | 1,618,405 | 0.40 |
| 11.000 to 11.499 | 1 | 66,859 | 0.02 |
| 11.500 to 11.999 | 1 | 214,204 | 0.05 |
| **Total:** | **2,811** | **$400,013,627** | **100.00 %** |

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

## Original Loan-to-Value Ratios of the Group II-A Loans

| Original Loan-to-Value Ratio (%) | Number of Loans | Principal Balance | Average Principal Balance | Weighted Average FICO Score | % of Principal Balance |
|---|---|---|---|---|---|
| 0.01 to 50.00 | 6 | $482,419 | $80,403 | 649 | 0.12 % |
| 50.01 to 55.00 | 1 | 260,000 | 260,000 | 744 | 0.06 |
| 55.01 to 60.00 | 2 | 271,355 | 135,678 | 733 | 0.07 |
| 60.01 to 65.00 | 18 | 3,758,876 | 208,826 | 654 | 0.94 |
| 65.01 to 70.00 | 24 | 4,186,469 | 174,436 | 625 | 1.05 |
| 70.01 to 75.00 | 40 | 7,019,029 | 175,476 | 649 | 1.75 |
| 75.01 to 80.00 | 92 | 14,564,272 | 158,307 | 654 | 3.64 |
| 80.01 to 85.00 | 104 | 12,928,508 | 124,313 | 607 | 3.23 |
| 85.01 to 90.00 | 492 | 71,723,336 | 145,779 | 627 | 17.93 |
| 90.01 to 95.00 | 891 | 127,739,891 | 143,367 | 623 | 31.93 |
| 95.01 to 100.00 | 1,140 | 156,921,737 | 137,651 | 629 | 39.23 |
| 100.01 to 105.00 | 1 | 157,734 | 157,734 | 536 | 0.04 |
| **Total:** | **2,811** | **$400,013,627** | **$142,303** | **627** | **100.00 %** |

## Geographical Distribution of Mortgaged Properties of the Group II-A Loans

| State | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| California | 212 | $44,496,507 | 11.12 % |
| Florida | 289 | 39,413,497 | 9.85 |
| Texas | 182 | 24,754,536 | 6.19 |
| Illinois | 161 | 24,466,773 | 6.12 |
| Colorado | 112 | 20,564,157 | 5.14 |
| North Carolina | 146 | 19,324,061 | 4.83 |
| Michigan | 146 | 19,078,261 | 4.77 |
| Arizona | 118 | 16,968,879 | 4.24 |
| Virginia | 101 | 14,814,391 | 3.70 |
| Ohio | 130 | 14,393,216 | 3.60 |
| Other (1) | 1,214 | 161,739,350 | 40.43 |
| **Total:** | **2,811** | **$400,013,627** | **100.00 %** |

*(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.*

## Mortgage Loan Purpose of the Group II-A Loans

| Loan Purpose | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Purchase | 1,684 | $231,399,367 | 57.85 % |
| Equity Refinance | 983 | 148,388,859 | 37.10 |
| Rate/Term Refinance | 144 | 20,225,401 | 5.06 |
| **Total:** | **2,811** | **$400,013,627** | **100.00 %** |

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.



## Occupancy Types of the Group II-A Loans

| Occupancy | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Primary Residence | 2,639 | $379,278,315 | 94.82 % |
| Non Owner-occupied | 162 | 19,321,821 | 4.83 |
| Second/Vacation | 10 | 1,413,491 | 0.35 |
| **Total:** | **2,811** | **$400,013,627** | **100.00 %** |

## Mortgaged Property Types of the Group II-A Loans

| Property Type | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Single-family detached | 2,229 | $304,324,387 | 76.08 % |
| Planned Unit Developments (detached) | 278 | 47,709,280 | 11.93 |
| Two- to four-family units | 125 | 22,623,100 | 5.66 |
| Condo Low-Rise (less than 5 stories) | 120 | 16,661,349 | 4.17 |
| Planned Unit Developments (attached) | 30 | 4,544,645 | 1.14 |
| Townhouse | 20 | 2,684,845 | 0.67 |
| Condo High-Rise (9 stories or more) | 5 | 1,020,373 | 0.26 |
| Condo Mid-Rise (5 to 8 stories) | 2 | 211,368 | 0.05 |
| Leasehold | 1 | 180,406 | 0.05 |
| Manufactured Home | 1 | 53,873 | 0.01 |
| **Total:** | **2,811** | **$400,013,627** | **100.00 %** |

## Mortgage Loan Documentation Types of the Group II-A Loans

| Documentation Type | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Full Documentation | 1,784 | $240,978,637 | 60.24 % |
| Reduced Documentation | 1,027 | 159,034,989 | 39.76 |
| **Total:** | **2,811** | **$400,013,627** | **100.00 %** |

## Prepayment Penalty Terms of the Group II-A Loans

| Prepayment Penalty Term | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| None | 369 | $54,291,068 | 13.57 % |
| 12 Months | 94 | 16,684,197 | 4.17 |
| 24 Months | 1,504 | 219,002,478 | 54.75 |
| 36 Months | 821 | 106,235,608 | 26.56 |
| 60 Months | 2 | 428,555 | 0.11 |
| Other (1) | 21 | 3,371,720 | 0.84 |
| **Total:** | **2,811** | **$400,013,627** | **100.00 %** |

*(1) Not 0, 12, 24,36 or 60 months and not more than 60 months.*

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.



## Index Types of the Group II-A Mortgage Loans

| Index Type | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Libor - 6 Month | 2,790 | $395,983,580 | 98.99 % |
| Libor - 1 Year | 21 | 4,030,047 | 1.01 |
| **Total:** | **2,811** | **$400,013,627** | **100.00 %** |

## Maximum Mortgage Rates (%) of the Group II-A Loans

| Maximum Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| 9.000 to 9.999 | 1 | $269,600 | 0.07 % |
| 10.000 to 10.999 | 15 | 2,683,033 | 0.67 |
| 11.000 to 11.999 | 32 | 7,746,412 | 1.94 |
| 12.000 to 12.999 | 39 | 8,425,321 | 2.11 |
| 13.000 to 13.999 | 412 | 62,892,392 | 15.72 |
| 14.000 to 14.999 | 1,200 | 172,919,973 | 43.23 |
| 15.000 to 15.999 | 802 | 106,079,192 | 26.52 |
| 16.000 to 16.999 | 231 | 28,519,330 | 7.13 |
| 17.000 to 17.999 | 74 | 9,646,456 | 2.41 |
| 18.000 to 18.999 | 5 | 831,919 | 0.21 |
| **Total:** | **2,811** | **$400,013,627** | **100.00 %** |

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

## Next Interest Rate Adjustment Date of the Group II-A Loans

| Next Interest Rate Adjustment Date | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| September 2003 | 1 | $235,447 | 0.06 % |
| October 2003 | 3 | 431,468 | 0.11 |
| June 2004 | 1 | 196,991 | 0.05 |
| July 2004 | 1 | 135,854 | 0.03 |
| August 2004 | 1 | 55,435 | 0.01 |
| September 2004 | 5 | 556,464 | 0.14 |
| October 2004 | 9 | 1,347,176 | 0.34 |
| November 2004 | 24 | 3,297,208 | 0.82 |
| December 2004 | 35 | 5,065,156 | 1.27 |
| January 2005 | 66 | 9,653,944 | 2.41 |
| February 2005 | 373 | 57,295,931 | 14.32 |
| March 2005 | 746 | 105,177,274 | 26.29 |
| April 2005 | 753 | 105,644,275 | 26.41 |
| May 2005 | 66 | 8,505,523 | 2.13 |
| October 2005 | 3 | 443,208 | 0.11 |
| November 2005 | 1 | 203,245 | 0.05 |
| December 2005 | 5 | 505,006 | 0.13 |
| January 2006 | 10 | 1,505,324 | 0.38 |
| February 2006 | 58 | 7,496,856 | 1.87 |
| March 2006 | 270 | 36,353,514 | 9.09 |
| April 2006 | 300 | 40,699,487 | 10.17 |
| May 2006 | 27 | 3,577,274 | 0.89 |
| November 2007 | 3 | 222,943 | 0.06 |
| December 2007 | 2 | 480,750 | 0.12 |
| February 2008 | 2 | 306,184 | 0.08 |
| March 2008 | 21 | 5,116,562 | 1.28 |
| April 2008 | 19 | 4,302,301 | 1.08 |
| May 2008 | 3 | 538,400 | 0.13 |
| April 2010 | 1 | 292,701 | 0.07 |
| May 2010 | 1 | 260,000 | 0.06 |
| February 2013 | 1 | 111,723 | 0.03 |
| **Total:** | **2,811** | **$400,013,627** | **100.00 %** |

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

## Note Margin (%) of the Group II-A Loans

| Note Margin (%) | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| 2.000 to 2.499 | 32 | $7,415,476 | 1.85 % |
| 2.500 to 2.999 | 14 | 2,905,044 | 0.73 |
| 3.000 to 3.499 | 2 | 612,724 | 0.15 |
| 3.500 to 3.999 | 3 | 1,269,765 | 0.32 |
| 4.000 to 4.499 | 8 | 1,624,289 | 0.41 |
| 4.500 to 4.999 | 41 | 6,080,941 | 1.52 |
| 5.000 to 5.499 | 116 | 18,000,758 | 4.50 |
| 5.500 to 5.999 | 86 | 12,495,642 | 3.12 |
| 6.000 to 6.499 | 94 | 12,996,830 | 3.25 |
| 6.500 to 6.999 | 218 | 35,753,681 | 8.94 |
| 7.000 to 7.499 | 190 | 27,732,881 | 6.93 |
| 7.500 to 7.999 | 289 | 41,916,623 | 10.48 |
| 8.000 to 8.499 | 444 | 61,069,119 | 15.27 |
| 8.500 to 8.999 | 580 | 79,358,393 | 19.84 |
| 9.000 to 9.499 | 385 | 52,948,759 | 13.24 |
| 9.500 to 9.999 | 176 | 21,236,299 | 5.31 |
| 10.000 to 10.499 | 86 | 10,378,123 | 2.59 |
| 10.500 to 10.999 | 29 | 3,675,920 | 0.92 |
| 11.000 to 11.499 | 12 | 1,748,476 | 0.44 |
| 11.500 to 11.999 | 5 | 727,025 | 0.18 |
| 12.500 to 12.999 | 1 | 66,859 | 0.02 |
| **Total:** | **2,811** | **$400,013,627** | **100.00 %** |

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.



## RAMP Series 2003-RS4 – Collateral Characteristics (Group II-B Loans)

### Summary Report

| Shelf | Alternet Exceptions (Subprime) RASC | Expanded Criteria Exceptions (Alt-A) RALI | Jumbo A Exceptions RFMSI | Total |
|---|---|---|---|---|
| | | | | |
| **Percent of Total** | 91.56% | 5.55% | 2.89% | **100.00%** |
| **Principal Balance ($)** | $197,010,461 | $11,949,806 | $6,221,594 | **$215,181,860** |
| **Number of Loans** | 1,395 | 47 | 15 | **1,457** |
| **Average Balance ($)** | $141,226 | $254,251 | $414,773 | **$147,688** |
| | | | | |
| **WA Mortgage Rate** | 8.76% | 6.38% | 5.00% | **8.52%** |
| **WA Age (mos)** | 2 | 2 | 1 | **2** |
| **WA Remaining Term to Maturity (mos)** | 358 | 358 | 359 | **358** |
| | | | | |
| **WA Margin** | 8.10% | 3.71% | 2.25% | **7.69%** |
| **WA Lifetime Cap** | 15.04% | 12.33% | 10.86% | **14.77%** |
| **WA Next Rate Adj (mos)** | 25 | 45 | 56 | **27** |
| **WA Rate Reset Frequency (mos)** | 6 | 6 | 12 | **6** |
| | | | | |
| **WA Credit Score** | 619 | 717 | 719 | **627** |
| **WA Original LTV** | 94.94% | 81.65% | 78.02% | **93.71%** |
| | | | | |
| **Original LTV > 80% w/ MI** | 0.00% | 54.73% | 100.00% | **1.81%** |
| | | | | |
| **Purchase** | 62.23% | 59.79% | 56.41% | **61.93%** |
| **Equity Refinance** | 33.70% | 30.79% | 6.88% | **32.76%** |
| **Rate/Term Refinance** | 4.07% | 9.42% | 36.71% | **5.31%** |
| | | | | |
| **Prepayment Penalty** | 84.69% | 63.40% | 0.00% | **81.06%** |
| | | | | |
| **Serviced by HomeComings** | 100.00% | 100.00% | 87.84% | **99.65%** |
| | | | | |
| **Current** | 99.72% | 100.00% | 100.00% | **99.74%** |
| **30 to 59 Days Delinquent** | 0.28% | 0.00% | 0.00% | **0.26%** |
| **60 to 89 Days Delinquent** | 0.00% | 0.00% | 0.00% | **0.00%** |

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.



## Credit Score Distribution of the Group II-B Loans

| Range of Credit Scores | Number of Loans | Principal Balance | Average Principal Balance | Weighted Average Original LTV | % of Principal Balance |
|---|---|---|---|---|---|
| 500 to 519 | 4 | $599,346 | $149,836 | 77.52 % | 0.28 % |
| 520 to 539 | 9 | 2,227,983 | 247,554 | 82.95 | 1.04 |
| 540 to 559 | 11 | 1,880,196 | 170,927 | 90.22 | 0.87 |
| 560 to 579 | 276 | 33,664,921 | 121,974 | 97.49 | 15.64 |
| 580 to 599 | 318 | 39,698,961 | 124,840 | 96.71 | 18.45 |
| 600 to 619 | 289 | 37,512,584 | 129,801 | 94.27 | 17.43 |
| 620 to 639 | 175 | 24,799,615 | 141,712 | 93.33 | 11.52 |
| 640 to 659 | 134 | 21,540,807 | 160,752 | 93.12 | 10.01 |
| 660 to 679 | 77 | 14,467,514 | 187,890 | 92.08 | 6.72 |
| 680 to 699 | 65 | 13,773,773 | 211,904 | 90.29 | 6.40 |
| 700 to 719 | 39 | 9,316,877 | 238,894 | 90.41 | 4.33 |
| 720 to 739 | 27 | 7,022,848 | 260,105 | 88.52 | 3.26 |
| 740 to 759 | 16 | 3,711,838 | 231,990 | 89.31 | 1.72 |
| 760 or greater | 17 | 4,964,598 | 292,035 | 83.43 | 2.31 |
| **Total:** | **1,457** | **$215,181,860** | **$147,688** | **93.71 %** | **100.00 %** |

## Original Mortgage Loan Principal Balances of the Group II-B Loans

| Original Mortgage Amount ($) | Number of Loans | Principal Balance | Weighted Average Original LTV | Weighted Average FICO Score | % of Principal Balance |
|---|---|---|---|---|---|
| 100,000 or less | 833 | $64,151,736 | 97.93 % | 610 | 29.81 % |
| 100,001 to 200,000 | 321 | 44,946,783 | 97.54 | 614 | 20.89 |
| 200,001 to 300,000 | 74 | 18,490,839 | 96.43 | 641 | 8.59 |
| 300,001 to 400,000 | 157 | 54,180,733 | 90.72 | 639 | 25.18 |
| 400,001 to 500,000 | 61 | 27,129,929 | 85.25 | 649 | 12.61 |
| 500,001 to 600,000 | 9 | 5,000,797 | 82.81 | 669 | 2.32 |
| 600,001 to 700,000 | 2 | 1,281,044 | 56.92 | 680 | 0.60 |
| **Total:** | **1,457** | **$215,181,860** | **93.71 %** | **627** | **100.00 %** |

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.



## Mortgage Rates of the Group II-B Loans

| Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| 4.000 to 4.499 | 2 | $453,550 | 0.21 % |
| 4.500 to 4.999 | 8 | 2,933,505 | 1.36 |
| 5.000 to 5.499 | 12 | 3,997,152 | 1.86 |
| 5.500 to 5.999 | 18 | 4,603,947 | 2.14 |
| 6.000 to 6.499 | 27 | 5,655,179 | 2.63 |
| 6.500 to 6.999 | 106 | 25,880,247 | 12.03 |
| 7.000 to 7.499 | 36 | 10,730,745 | 4.99 |
| 7.500 to 7.999 | 71 | 22,522,619 | 10.47 |
| 8.000 to 8.499 | 99 | 17,247,635 | 8.02 |
| 8.500 to 8.999 | 302 | 38,575,904 | 17.93 |
| 9.000 to 9.499 | 195 | 21,649,315 | 10.06 |
| 9.500 to 9.999 | 254 | 27,730,726 | 12.89 |
| 10.000 to 10.499 | 143 | 14,036,505 | 6.52 |
| 10.500 to 10.999 | 117 | 12,608,744 | 5.86 |
| 11.000 to 11.499 | 59 | 5,661,506 | 2.63 |
| 11.500 to 11.999 | 8 | 894,582 | 0.42 |
| **Total:** | **1,457** | **$215,181,860** | **100.00 %** |

## Net Mortgage Rates of the Group II-B Loans

| Net Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| 3.000 to 3.499 | 1 | $25,333 | 0.01 % |
| 3.500 to 3.999 | 1 | 428,216 | 0.20 |
| 4.000 to 4.499 | 10 | 3,834,594 | 1.78 |
| 4.500 to 4.999 | 12 | 3,694,779 | 1.72 |
| 5.000 to 5.499 | 22 | 5,277,959 | 2.45 |
| 5.500 to 5.999 | 46 | 10,150,192 | 4.72 |
| 6.000 to 6.499 | 90 | 23,297,042 | 10.83 |
| 6.500 to 6.999 | 49 | 15,408,149 | 7.16 |
| 7.000 to 7.499 | 79 | 20,322,851 | 9.44 |
| 7.500 to 7.999 | 151 | 22,825,441 | 10.61 |
| 8.000 to 8.499 | 282 | 35,077,297 | 16.30 |
| 8.500 to 8.999 | 217 | 23,584,776 | 10.96 |
| 9.000 to 9.499 | 219 | 22,575,286 | 10.49 |
| 9.500 to 9.999 | 152 | 15,685,594 | 7.29 |
| 10.000 to 10.499 | 96 | 10,024,925 | 4.66 |
| 10.500 to 10.999 | 29 | 2,885,050 | 1.34 |
| 11.000 to 11.499 | 1 | 84,375 | 0.04 |
| **Total:** | **1,457** | **$215,181,860** | **100.00 %** |

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

## Original Loan-to-Value Ratios of the Group II-B Loans

| Original Loan-to-Value Ratio (%) | Number of Loans | Principal Balance | Average Principal Balance | Weighted Average FICO Score | % of Principal Balance |
|---|---|---|---|---|---|
| 0.01 to 50.00 | 2 | $594,305 | $297,152 | 677 | 0.28 % |
| 50.01 to 55.00 | 3 | 1,169,327 | 389,776 | 724 | 0.54 |
| 55.01 to 60.00 | 3 | 664,505 | 221,502 | 688 | 0.31 |
| 60.01 to 65.00 | 7 | 2,162,538 | 308,934 | 645 | 1.00 |
| 65.01 to 70.00 | 6 | 1,293,097 | 215,516 | 683 | 0.60 |
| 70.01 to 75.00 | 13 | 5,153,697 | 396,438 | 644 | 2.40 |
| 75.01 to 80.00 | 45 | 15,573,698 | 346,082 | 675 | 7.24 |
| 80.01 to 85.00 | 31 | 9,697,576 | 312,825 | 616 | 4.51 |
| 85.01 to 90.00 | 109 | 29,795,155 | 273,350 | 640 | 13.85 |
| 90.01 to 95.00 | 317 | 40,495,256 | 127,745 | 616 | 18.82 |
| 95.01 to 100.00 | 911 | 106,879,461 | 117,321 | 618 | 49.67 |
| 100.01 to 105.00 | 10 | 1,703,245 | 170,325 | 663 | 0.79 |
| **Total:** | **1,457** | **$215,181,860** | **$147,688** | **627** | **100.00 %** |

## Geographical Distribution of Mortgaged Properties of the Group II-B Loans

| State | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| California | 124 | $39,782,887 | 18.49 % |
| Florida | 119 | 16,668,692 | 7.75 |
| Georgia | 101 | 14,693,703 | 6.83 |
| Texas | 108 | 11,389,942 | 5.29 |
| Illinois | 74 | 9,605,683 | 4.46 |
| Ohio | 80 | 7,560,270 | 3.51 |
| North Carolina | 58 | 7,535,636 | 3.50 |
| Arizona | 44 | 7,468,178 | 3.47 |
| Other (1) | 749 | 100,476,867 | 46.69 |
| **Total:** | **1,457** | **$215,181,860** | **100.00 %** |

*(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.*

## Mortgage Loan Purpose of the Group II-B Loans

| Loan Purpose | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Purchase | 1,047 | $133,257,303 | 61.93 % |
| Equity Refinance | 355 | 70,494,523 | 32.76 |
| Rate/Term Refinance | 55 | 11,430,034 | 5.31 |
| **Total:** | **1,457** | **$215,181,860** | **100.00 %** |

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

## Occupancy Types of the Group II-B Loans

| Occupancy | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Primary Residence | 1,387 | $205,223,232 | 95.37 % |
| Non Owner-occupied | 65 | 8,985,622 | 4.18 |
| Second/Vacation | 5 | 973,006 | 0.45 |
| **Total:** | **1,457** | **$215,181,860** | **100.00 %** |

## Mortgaged Property Types of the Group II-B Loans

| Property Type | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Single-family detached | 1,221 | $168,324,950 | 78.22 % |
| Planned Unit Developments (detached) | 135 | 29,413,676 | 13.67 |
| Condo Low-Rise (less than 5 stories) | 52 | 8,834,555 | 4.11 |
| Two- to four-family units | 23 | 4,967,062 | 2.31 |
| Planned Unit Developments (attached) | 15 | 2,274,251 | 1.06 |
| Townhouse | 9 | 687,675 | 0.32 |
| Condo Mid-Rise (5 to 8 stories) | 1 | 368,393 | 0.17 |
| Condo High-Rise (9 stories or more) | 1 | 311,297 | 0.14 |
| **Total:** | **1,457** | **$215,181,860** | **100.00 %** |

## Mortgage Loan Documentation Types of the Group II-B Loans

| Documentation Type | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Full Documentation | 1,162 | $150,558,519 | 69.97 % |
| Reduced Documentation | 295 | 64,623,342 | 30.03 |
| **Total:** | **1,457** | **$215,181,860** | **100.00 %** |

## Prepayment Penalty Terms of the Group II-B Loans

| Prepayment Penalty Term | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| None | 213 | $40,755,745 | 18.94 % |
| 12 Months | 32 | 7,955,386 | 3.70 |
| 24 Months | 680 | 101,800,023 | 47.31 |
| 36 Months | 475 | 56,416,219 | 26.22 |
| 60 Months | 51 | 6,716,198 | 3.12 |
| Other (1) | 6 | 1,538,289 | 0.71 |
| **Total:** | **1,457** | **$215,181,860** | **100.00 %** |

*(1) Not 0, 12, 24,36 or 60 months and not more than 60 months.*

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

## Index Types of the Group II-B Mortgage Loans

| Index Type | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Treasury - 1 Year | 1 | $25,333 | 0.01 % |
| Libor - 6 Month | 1,439 | 208,179,005 | 96.75 % |
| Libor - 1 Year | 17 | 6,977,522 | 3.24 |
| **Total:** | **1,457** | **$215,181,860** | **100.00 %** |

## Maximum Mortgage Rates (%) of the Group II-B Loans

| Maximum Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| 9.000 to 9.999 | 1 | $440,000 | 0.20 % |
| 10.000 to 10.999 | 10 | 3,785,002 | 1.76 |
| 11.000 to 11.999 | 27 | 7,522,980 | 3.50 |
| 12.000 to 12.999 | 64 | 14,224,392 | 6.61 |
| 13.000 to 13.999 | 148 | 41,307,540 | 19.20 |
| 14.000 to 14.999 | 351 | 55,153,506 | 25.63 |
| 15.000 to 15.999 | 430 | 47,637,241 | 22.14 |
| 16.000 to 16.999 | 291 | 31,201,135 | 14.50 |
| 17.000 to 17.999 | 122 | 12,816,782 | 5.96 |
| 18.000 to 18.999 | 13 | 1,093,282 | 0.51 |
| **Total:** | **1,457** | **$215,181,860** | **100.00 %** |

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

## Next Interest Rate Adjustment Date of the Group II-B Loans

| Next Interest Rate Adjustment Date | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| February 2004 | 1 | $25,333 | 0.01 % |
| July 2004 | 1 | 540,415 | 0.25 |
| August 2004 | 1 | 68,848 | 0.03 |
| September 2004 | 2 | 236,041 | 0.11 |
| October 2004 | 3 | 277,865 | 0.13 |
| November 2004 | 7 | 2,009,812 | 0.93 |
| December 2004 | 11 | 2,378,833 | 1.11 |
| January 2005 | 32 | 8,025,587 | 3.73 |
| February 2005 | 123 | 18,098,032 | 8.41 |
| March 2005 | 352 | 48,009,005 | 22.31 |
| April 2005 | 483 | 68,681,441 | 31.92 |
| May 2005 | 34 | 4,634,748 | 2.15 |
| November 2005 | 1 | 57,806 | 0.03 |
| December 2005 | 1 | 311,297 | 0.14 |
| January 2006 | 4 | 605,419 | 0.28 |
| February 2006 | 35 | 5,675,106 | 2.64 |
| March 2006 | 148 | 19,346,871 | 8.99 |
| April 2006 | 165 | 22,722,584 | 10.56 |
| May 2006 | 11 | 2,383,907 | 1.11 |
| December 2007 | 1 | 161,223 | 0.07 |
| March 2008 | 11 | 2,594,730 | 1.21 |
| April 2008 | 18 | 4,209,960 | 1.96 |
| May 2008 | 6 | 2,506,550 | 1.16 |
| February 2010 | 1 | 482,933 | 0.22 |
| March 2010 | 3 | 385,264 | 0.18 |
| April 2010 | 1 | 398,498 | 0.19 |
| May 2010 | 1 | 353,750 | 0.16 |
| **Total:** | **1,457** | **$215,181,860** | **100.00 %** |

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

## Note Margin (%) of the Group II-B Loans

| Note Margin (%) | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| less than 1.999 | 1 | $59,880 | 0.03 % |
| 2.000 to 2.499 | 21 | 8,561,648 | 3.98 |
| 2.500 to 2.999 | 28 | 4,662,717 | 2.17 |
| 3.500 to 3.999 | 3 | 988,763 | 0.46 |
| 4.000 to 4.499 | 21 | 5,601,318 | 2.60 |
| 4.500 to 4.999 | 27 | 5,521,786 | 2.57 |
| 5.000 to 5.499 | 12 | 4,162,553 | 1.93 |
| 5.500 to 5.999 | 33 | 8,773,000 | 4.08 |
| 6.000 to 6.499 | 59 | 12,803,845 | 5.95 |
| 6.500 to 6.999 | 131 | 23,106,443 | 10.74 |
| 7.000 to 7.499 | 84 | 14,477,747 | 6.73 |
| 7.500 to 7.999 | 72 | 12,060,311 | 5.60 |
| 8.000 to 8.499 | 134 | 23,265,845 | 10.81 |
| 8.500 to 8.999 | 213 | 24,064,519 | 11.18 |
| 9.000 to 9.499 | 207 | 23,693,550 | 11.01 |
| 9.500 to 9.999 | 134 | 14,121,166 | 6.56 |
| 10.000 to 10.499 | 175 | 18,365,292 | 8.53 |
| 10.500 to 10.999 | 58 | 6,134,227 | 2.85 |
| 11.000 to 11.499 | 39 | 4,300,920 | 2.00 |
| 11.500 to 11.999 | 5 | 456,332 | 0.21 |
| **Total:** | **1,457** | **$215,181,860** | **100.00 %** |

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

## Group II Net WAC Cap Analysis [1]

| Payment Date | Net WAC Cap (%) [2][3] | Net WAC Cap Stress (%) [2][4] | Effective AFC with Yield Maintenance Agreement [5] | Payment Date | Net WAC Cap (%) [2][3] | Net WAC Cap Stress (%) [2][4] | Effective AFC with Yield Maintenance Agreement [5] |
|---|---|---|---|---|---|---|---|
| 06-25-2003 | 9.024 | 9.024 | 9.563 | 06-25-2007 | 8.186 | 13.223 | 13.223 |
| 07-25-2003 | 7.821 | 7.821 | 9.563 | 07-25-2007 | 8.459 | 13.664 | 13.664 |
| 08-25-2003 | 7.570 | 7.570 | 9.563 | 08-25-2007 | 8.186 | 13.224 | 13.224 |
| 09-25-2003 | 7.571 | 7.571 | 9.563 | 09-25-2007 | 8.186 | 13.224 | 13.224 |
| 10-25-2003 | 7.824 | 7.824 | 9.563 | 10-25-2007 | 8.459 | 13.890 | 13.890 |
| 11-25-2003 | 7.572 | 7.574 | 9.563 | 11-25-2007 | 8.186 | 13.442 | 13.442 |
| 12-25-2003 | 7.825 | 7.828 | 9.563 | 12-25-2007 | 8.459 | 13.891 | 13.891 |
| 01-25-2004 | 7.574 | 7.576 | 9.563 | 01-25-2008 | 8.187 | 13.443 | 13.443 |
| 02-25-2004 | 7.575 | 7.577 | 9.563 | 02-25-2008 | 8.187 | 13.444 | 13.444 |
| 03-25-2004 | 8.099 | 8.102 | 9.563 | 03-25-2008 | 8.752 | 14.371 | 14.000 |
| 04-25-2004 | 7.578 | 7.581 | 9.563 | 04-25-2008 | 8.187 | 13.450 | 13.450 |
| 05-25-2004 | 7.832 | 7.836 | 9.563 | 05-25-2008 | 8.436 | 13.987 | 13.987 |
| 06-25-2004 | 7.581 | 7.585 | 9.563 | 06-25-2008 | 8.146 | 13.597 | 13.597 |
| 07-25-2004 | 7.836 | 7.840 | 9.563 | 07-25-2008 | 8.417 | 14.051 | 14.000 |
| 08-25-2004 | 7.585 | 7.589 | 9.563 | 08-25-2008 | 8.146 | 13.598 | 13.598 |
| 09-25-2004 | 7.587 | 7.590 | 9.563 | 09-25-2008 | 8.142 | 13.613 | 13.613 |
| 10-25-2004 | 7.842 | 7.845 | 9.563 | 10-25-2008 | 8.413 | 14.067 | 14.000 |
| 11-25-2004 | 7.593 | 7.632 | 9.563 | 11-25-2008 | 8.142 | 13.618 | 13.618 |
| 12-25-2004 | 7.847 | 7.887 | 9.563 | 12-25-2008 | 8.414 | 14.072 | 14.000 |
| 01-25-2005 | 7.595 | 7.633 | 9.563 | 01-25-2009 | 8.132 | 13.651 | 13.651 |
| 02-25-2005 | 7.595 | 7.634 | 9.563 | 02-25-2009 | 8.133 | 13.651 | 13.651 |
| 03-25-2005 | 8.410 | 8.453 | 9.563 | 03-25-2009 | 9.004 | 15.114 | 14.000 |
| 04-25-2005 | 8.210 | 9.625 | 9.625 | 04-25-2009 | 8.133 | 13.651 | 13.651 |
| 05-25-2005 | 8.482 | 9.966 | 9.966 | 05-25-2009 | 8.404 | 14.107 | 14.000 |
| 06-25-2005 | 8.209 | 9.645 | 9.645 | 06-25-2009 | 8.134 | 13.652 | 13.652 |
| 07-25-2005 | 8.484 | 9.968 | 9.968 | 07-25-2009 | 8.405 | 14.107 | 14.000 |
| 08-25-2005 | 8.211 | 9.647 | 9.647 | 08-25-2009 | 8.134 | 13.652 | 13.652 |
| 09-25-2005 | 8.212 | 9.648 | 9.648 | 09-25-2009 | 8.134 | 13.653 | 13.653 |
| 10-25-2005 | 8.486 | 10.725 | 10.725 | 10-25-2009 | 8.406 | 14.108 | 14.000 |
| 11-25-2005 | 8.214 | 10.396 | 10.396 | 11-25-2009 | 8.135 | 13.653 | 13.653 |
| 12-25-2005 | 8.488 | 10.743 | 10.743 | 12-25-2009 | 8.406 | 14.108 | 14.000 |
| 01-25-2006 | 8.215 | 10.398 | 10.398 | 01-25-2010 | 8.135 | 13.656 | 13.656 |
| 02-25-2006 | 8.216 | 10.399 | 10.399 | 02-25-2010 | 8.136 | 13.656 | 13.656 |
| 03-25-2006 | 9.096 | 11.513 | 11.513 | 03-25-2010 | 9.008 | 15.120 | 14.000 |
| 04-25-2006 | 8.188 | 11.784 | 11.784 | 04-25-2010 | 8.136 | 13.657 | 13.657 |
| 05-25-2006 | 8.457 | 12.202 | 12.202 | 05-25-2010 | 8.408 | 14.112 | 14.000 |
| 06-25-2006 | 8.184 | 11.809 | 11.809 | 06-25-2010 | 8.137 | 13.657 | 13.657 |
| 07-25-2006 | 8.457 | 12.203 | 12.203 | 07-25-2010 | 8.408 | 14.112 | 14.000 |
| 08-25-2006 | 8.184 | 11.809 | 11.809 | 08-25-2010 | 8.137 | 13.657 | 13.657 |
| 09-25-2006 | 8.184 | 11.810 | 11.810 | 09-25-2010 | 8.137 | 13.657 | 13.657 |
| 10-25-2006 | 8.457 | 13.240 | 13.240 | 10-25-2010 | 8.409 | 14.112 | 14.000 |
| 11-25-2006 | 8.185 | 12.815 | 12.815 | 11-25-2010 | 8.138 | 13.657 | 13.657 |
| 12-25-2006 | 8.458 | 13.243 | 13.243 | 12-25-2010 | 8.409 | 14.112 | 14.000 |
| 01-25-2007 | 8.185 | 12.816 | 12.816 | 01-25-2011 | 8.138 | 13.657 | 13.657 |
| 02-25-2007 | 8.185 | 12.816 | 12.816 | 02-25-2011 | 8.139 | 13.657 | 13.657 |
| 03-25-2007 | 9.062 | 14.190 | 14.000 | 03-25-2011 | 9.011 | 15.120 | 14.000 |
| 04-25-2007 | 8.185 | 13.213 | 13.213 | 04-25-2011 | 8.139 | 13.657 | 13.657 |
| 05-25-2007 | 8.458 | 13.663 | 13.663 | 05-25-2011 | 8.411 | 14.112 | 14.000 |

(1) Net WAC Cap is capped at 14%
(2) Net WAC Cap = (Group II Net Mortgage Interest) / (Aggregate Group II Loan Balance) x (360/Actual # Days)
(3) Assumes no losses, 10% optional call, Pricing Prepayment Speed Assumption, and 6 month LIBOR, 12 month LIBOR and 1Year CMT remain constant at 1.25%, 1.27 and 1.22%, respectively.
(4) Assumes no losses, 10% optional call, Pricing Prepayment Speed Assumption, and 6 month LIBOR, 12 month LIBOR and 1Year CMT each remain constant at 20%.
(5) Assumes 1 month LIBOR and 12 month LIBOR each remain constant at 20%.

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

## Group I Sensitivity Analysis

***To 10% Call***

| Fixed / Adjustable HEP | 0.00% / 0.00% | 11.50% / 12.50% | 17.25% / 18.75% | 23.00% / 25.00% | 28.75% / 31.25% | 34.50% / 37.50% |
|---|---|---|---|---|---|---|
| **Class A-I-1** | | | | | | |
| DM @ 100.00 (ACT/360) | 10 | 10 | 10 | **10** | 10 | 10 |
| Avg. Life (yrs) | 9.19 | 1.50 | 1.11 | **0.90** | 0.77 | 0.68 |
| Mod. Duration (yrs) | 8.51 | 1.50 | 1.11 | **0.90** | 0.77 | 0.69 |
| Window | Jun03 - Nov19 | Jun03 - Jun06 | Jun03 - Jul05 | **Jun03 - Jan05** | Jun03 - Oct04 | Jun03 - Aug04 |
| **Class A-I-2** | | | | | | |
| Yield @ 100.00 (30/360) | 2.349 | 2.315 | 2.296 | **2.279** | 2.261 | 2.244 |
| Avg. Life (yrs) | 18.59 | 3.74 | 2.58 | **2.00** | 1.64 | 1.39 |
| Mod. Duration (yrs) | 14.90 | 3.54 | 2.48 | **1.93** | 1.59 | 1.36 |
| Window | Nov19 - Nov23 | Jun06 - Oct07 | Jul05 - May06 | **Jan05 - Sep05** | Oct04 - Apr05 | Aug04 - Dec04 |
| **Class A-I-3** | | | | | | |
| Yield @ 100.00 (30/360) | 2.896 | 2.872 | 2.856 | **2.840** | 2.823 | 2.807 |
| Avg. Life (yrs) | 22.98 | 6.05 | 4.01 | **3.00** | 2.40 | 2.00 |
| Mod. Duration (yrs) | 16.56 | 5.46 | 3.73 | **2.83** | 2.29 | 1.92 |
| Window | Nov23 - Jul28 | Oct07 - Oct11 | May06 - Aug08 | **Sep05 - Mar07** | Apr05 - May06 | Dec04 - Nov05 |
| **Class A-I-4** | | | | | | |
| Yield @ 100.00 (30/360) | 3.950 | 3.937 | 3.924 | **3.908** | 3.892 | 3.875 |
| Avg. Life (yrs) | 26.75 | 11.38 | 7.25 | **5.00** | 3.86 | 3.11 |
| Mod. Duration (yrs) | 16.26 | 8.97 | 6.17 | **4.45** | 3.51 | 2.88 |
| Window | Jul28 - Jul31 | Oct11 - Mar18 | Aug08 - Sep13 | **Mar07 - Jan10** | May06 - May08 | Nov05 - May07 |
| **Class A-I-5** | | | | | | |
| Yield @ 100.00(30/360) | 5.114 | 5.105 | 5.097 | **5.086** | 5.072 | 5.058 |
| Avg. Life (yrs) | 28.46 | 15.49 | 11.23 | **8.31** | 6.26 | 4.96 |
| Mod. Duration (yrs) | 14.73 | 10.48 | 8.36 | **6.62** | 5.23 | 4.28 |
| Window | Jul31 - Nov31 | Mar18 - Dec18 | Sep13 - Sep14 | **Jan10 - Dec11** | May08 - Mar10 | May07 - Dec08 |
| **Class A-I-6** | | | | | | |
| Yield @ 100.00(30/360) | 4.130 | 4.115 | 4.111 | **4.107** | 4.102 | 4.095 |
| Avg. Life (yrs) | 14.24 | 7.95 | 7.08 | **6.44** | 5.75 | 5.02 |
| Mod. Duration (yrs) | 10.28 | 6.57 | 5.96 | **5.51** | 5.00 | 4.44 |
| Window | Jun06 - Nov31 | Jun06 - Dec18 | Jun06 - Sep14 | **Jun06 - Dec11** | Jun06 - Mar10 | Jun06 - Dec08 |

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

## Group I Sensitivity Analysis

*To Maturity*

| Fixed / Adjustable HEP | 0.00% / 0.00% | 11.50% / 12.50% | 17.25% / 18.75% | **23.00% / 25.00%** | 28.75% / 31.25% | 34.50% / 37.50% |
|---|---|---|---|---|---|---|
| **Class A-I-1** | | | | | | |
| DM @ 100.00 (ACT/360) | 10 | 10 | 10 | **10** | 10 | 10 |
| Avg. Life (yrs) | 9.19 | 1.50 | 1.11 | **0.90** | 0.77 | 0.68 |
| Mod. Duration (yrs) | 8.51 | 1.50 | 1.11 | **0.90** | 0.77 | 0.69 |
| Window | Jun03 - Nov19 | Jun03 - Jun06 | Jun03 - Jul05 | **Jun03 - Jan05** | Jun03 - Oct04 | Jun03 - Aug04 |
| **Class A-I-2** | | | | | | |
| Yield @ 100.00 (30/360) | 2.349 | 2.315 | 2.296 | **2.279** | 2.261 | 2.244 |
| Avg. Life (yrs) | 18.59 | 3.74 | 2.58 | **2.00** | 1.64 | 1.39 |
| Mod. Duration (yrs) | 14.90 | 3.54 | 2.48 | **1.93** | 1.59 | 1.36 |
| Window | Nov19 - Nov23 | Jun06 - Oct07 | Jul05 - May06 | **Jan05 - Sep05** | Oct04 - Apr05 | Aug04 - Dec04 |
| **Class A-I-3** | | | | | | |
| Yield @ 100.00 (30/360) | 2.896 | 2.872 | 2.856 | **2.840** | 2.823 | 2.807 |
| Avg. Life (yrs) | 22.98 | 6.05 | 4.01 | **3.00** | 2.40 | 2.00 |
| Mod. Duration (yrs) | 16.56 | 5.46 | 3.73 | **2.83** | 2.29 | 1.92 |
| Window | Nov23 - Jul28 | Oct07 - Oct11 | May06 - Aug08 | **Sep05 - Mar07** | Apr05 - May06 | Dec04 - Nov05 |
| **Class A-I-4** | | | | | | |
| Yield @ 100.00 (30/360) | 3.950 | 3.937 | 3.924 | **3.908** | 3.892 | 3.875 |
| Avg. Life (yrs) | 26.75 | 11.38 | 7.25 | **5.00** | 3.86 | 3.11 |
| Mod. Duration (yrs) | 16.26 | 8.97 | 6.17 | **4.45** | 3.51 | 2.88 |
| Window | Jul28 - Jul31 | Oct11 - Mar18 | Aug08 - Sep13 | **Mar07 - Jan10** | May06 - May08 | Nov05 - May07 |
| **Class A-I-5** | | | | | | |
| Yield @ 100.00 (30/360) | 5.118 | 5.167 | 5.175 | **5.176** | 5.162 | 5.126 |
| Avg. Life (yrs) | 29.05 | 19.21 | 14.21 | **10.65** | 7.86 | 5.83 |
| Mod. Duration (yrs) | 14.87 | 11.90 | 9.80 | **7.94** | 6.23 | 4.86 |
| Window | Jul31 - Apr33 | Mar18 - Mar31 | Sep13 - Aug26 | **Jan10 - Oct21** | May08 - Mar18 | May07 - Sep15 |
| **Class A-I-6** | | | | | | |
| Yield @ 100.00 (30/360) | 4.130 | 4.115 | 4.111 | **4.108** | 4.105 | 4.103 |
| Avg. Life (yrs) | 14.24 | 7.97 | 7.12 | **6.57** | 6.17 | 5.88 |
| Mod. Duration (yrs) | 10.28 | 6.57 | 5.99 | **5.60** | 5.30 | 5.08 |
| Window | Jun06 - Feb33 | Jun06 - Dec30 | Jun06 - May26 | **Jun06 - Aug21** | Jun06 - Feb18 | Jun06 - Jun15 |

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

## Group II Sensitivity Analysis

***To 10% Call***

| **Fixed / Adjustable HEP** | **0.00% / 0.00%** | **11.50% / 12.50%** | **17.25% / 18.75%** | **23.00% / 25.00%** | **28.75% / 31.25%** | **34.50% / 37.50%** |
|---|---|---|---|---|---|---|
| **Class A-II-A** | | | | | | |
| DM @ 100.00 (ACT/360) | 31 | 31 | 31 | **31** | 31 | 31 |
| Avg. Life (yrs) | 18.36 | 5.47 | 3.77 | **2.85** | 2.28 | 1.88 |
| Mod. Duration (yrs) | 15.44 | 5.10 | 3.61 | **2.77** | 2.23 | 1.85 |
| Window | Jun03 - Feb32 | Jun03 - Dec18 | Jun03 - Feb14 | **Jun03 - May11** | Jun03 - Aug09 | Jun03 - Jun08 |
| **Class A-II-B** | | | | | | |
| DM @ 100.00 (ACT/360) | 32 | 32 | 32 | **32** | 32 | 32 |
| Avg. Life (yrs) | 18.25 | 5.47 | 3.77 | **2.86** | 2.28 | 1.89 |
| Mod. Duration (yrs) | 15.34 | 5.10 | 3.61 | **2.77** | 2.23 | 1.86 |
| Window | Jun03 - Feb32 | Jun03 - Dec18 | Jun03 - Feb14 | **Jun03 - May11** | Jun03 - Aug09 | Jun03 - Jun08 |

## Group II Sensitivity Analysis

***To Maturity***

| **Fixed / Adjustable HEP** | **0.00% / 0.00%** | **11.50% / 12.50%** | **17.25% / 18.75%** | **23.00% / 25.00%** | **28.75% / 31.25%** | **34.50% / 37.50%** |
|---|---|---|---|---|---|---|
| **Class A-II-A** | | | | | | |
| DM @ 100.00 (ACT/360) | 31 | 33 | 33 | **33** | 33 | 33 |
| Avg. Life (yrs) | 18.40 | 5.84 | 4.08 | **3.09** | 2.47 | 2.03 |
| Mod. Duration (yrs) | 15.47 | 5.38 | 3.85 | **2.97** | 2.40 | 1.99 |
| Window | Jun03 - Mar33 | Jun03 - Jan31 | Jun03 - Dec25 | **Jun03 - Nov20** | Jun03 - Mar17 | Jun03 – Aug14 |
| **Class A-II-B** | | | | | | |
| DM @ 100.00 (ACT/360) | 32 | 34 | 34 | **34** | 34 | 34 |
| Avg. Life (yrs) | 18.29 | 5.84 | 4.08 | **3.09** | 2.47 | 2.04 |
| Mod. Duration (yrs) | 15.37 | 5.38 | 3.85 | **2.97** | 2.40 | 1.99 |
| Window | Jun03 - Mar33 | Jun03 - Jan31 | Jun03 - Dec25 | **Jun03 - Dec20** | Jun03 - Apr17 | Jun03 - Aug14 |

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.



## *Contacts*

### *North American ABS and Conduits*

| | | Phone |
|---|---|---|
| NY: | Chris Schiavone | 834-5372 |
| | Tom Roh | 834-5936 |
| | Philip Li | 834-5033 |
| | Phillip Chun | 834-5435 |
| | Darya Zhuk | 834-5308 |

### *Syndicate/Sales Desk*

| | | Phone |
|---|---|---|
| NY: | Brian McDonald | 834-4154 |
| | Randall Outlaw | 834-4154 |
| | Stacey Mitchell | 834-4154 |
| | Jens Hofmann | 011-44-207-779-2322 |

### *Asset-Backed Trading*

| | | Phone |
|---|---|---|
| NY: | Peter Basso | 834-3720 |
| | John Lennon | 834-3720 |

***Please Direct***
***All Questions and Orders to the:***
***Syndicate Desk***

***Brian McDonald (834-4154)***
***Randall Outlaw (834-4154)***
***Stacey Mitchell (834-4154)***

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR JPMORGAN SALES REPRESENTATIVE.


JPMorgan

# RAMP Series 2003-RS4 Trust

## Mortgage Asset-Backed Pass-Through Certificates, Series 2003-RS4

## $1,115,000,000 (Approximate)

Subject to Revision

May 19, 2003 –Computational Materials

**Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information**

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

# RAMP Series 2003-RS4 Trust

## Mortgage Asset-Backed Pass-Through Certificates, Series 2003-RS4

## $1,115,000,000 (Approximate)

Subject to Revision

May 19, 2003 –Computational Materials

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

# New Issue Computational Materials

## $1,115,000,000 (Approximate)

## RAMP Series 2003-RS4 Trust
Issuer

## Residential Asset Mortgage Products, Inc.
Depositor

## Residential Funding Corporation
Master Servicer

## Mortgage Asset-Backed Pass-Through Certificates, Series 2003-RS4

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

**May 19, 2003**

| | | |
|---|---|---|
| **Expected Timing:** | Pricing Date: | On or about May [23], 2003 |
| | Settlement Date: | On or about May [30], 2003 |
| | First Payment Date: | June 25, 2003 |
| **Structure:** | Group I: | $500.0 million **surety** structure |
| | Group II: | $615.0 million **surety** structure |
| | Rating Agencies: | Moody's and Standard & Poor's |

# Structural Summary
## May 19, 2003
## RAMP Series 2003-RS4 Trust
## $1,115,000,000 (Approximate)
## Subject to Revision

### Characteristics of the Certificates [1], [2], [3]

| Class | Amount ($) | Ratings (S&P /Moody's) | Bond Type | Pmt. Delay (days) | Interest Accrual Basis | WA Life (yrs.) To Call / to Mat. | Pmt. Window (mos.) to Call / # of mos. | Exp. Mat. to Call / to Mat. | Final Scheduled Maturity |
|---|---|---|---|---|---|---|---|---|---|
| A-I-1 [4] | $168,600,000 | AAA / Aaa | Seq Fltr [5] | 0 | Actual/360 | 0.90 / 0.90 | 1 – 20 / 20 | 1/05 / 1/05 | November 2020 |
| A-I-2 [4] | 54,800,000 | AAA / Aaa | Seq Fxd [6] | 24 | 30/360 | 2.00 / 2.00 | 20 – 28 / 9 | 9/05 / 9/05 | July 2024 |
| A-I-3 [4] | 91,200,000 | AAA / Aaa | Seq Fxd [6] | 24 | 30/360 | 3.00 / 3.00 | 28 – 46 / 19 | 3/07 / 3/07 | November 2028 |
| A-I-4 [4] | 79,400,000 | AAA / Aaa | Seq Fxd [6] | 24 | 30/360 | 5.00 / 5.00 | 46 – 80 / 35 | 1/10 / 1/10 | September 2031 |
| A-I-5 [4] | 56,000,000 | AAA / Aaa | Seq Fxd [7,8] | 24 | 30/360 | 8.31 / 10.65 | 80 – 103 / 24 | 12/11 / 10/21 | May 2033 |
| A-I-6 [4] | 50,000,000 | AAA / Aaa | Seq Fxd – NAS [8] | 24 | 30/360 | 6.44 / 6.57 | 37 – 103 / 67 | 12/11 / 8/21 | March 2033 |
| A-II-A [4] | 400,000,000 | AAA / Aaa | Fltr [7,9] | 0 | Actual/360 | 2.85 / 3.09 | 1 – 96 / 96 | 5/11 / 11/20 | May 2033 |
| A-II-B [4] | 215,000,000 | AAA / Aaa | Fltr [7,9] | 0 | Actual/360 | 2.86 / 3.09 | 1 – 96 / 96 | 5/11 / 12/20 | May 2033 |
| **Total** | **$1,115,000,000** | | | | | | | | |

(1) Class sizes subject to a 10% variance.

(2) Pricing Prepayment Speed Assumption:
  Group I Loans: 23% HEP (2.3% CPR in *month* 1, building to 23% CPR by month 10, and remaining constant at 23% CPR thereafter)
  Group II Loans: 25% HEP (2.5% CPR in month 1, building to 25% CPR by month 10, and remaining constant at 25% CPR thereafter)

(3) Each Certificate is illustrated as priced to both (i) the 10% optional call of the related Loan Group and (ii) to the maturity of the related Loan Group.

(4) Ambac will guarantee timely principal and interest, subject to certain limitations, as described herein.

(5) The lesser of (i) one-month LIBOR plus the related margin and (ii) the Group I Net WAC Cap

(6) The pass-through rate on the Class A-I-2, Class A-I-3 and Class A-I-4 Certificates will be equal to the related fixed rate per annum.

(7) If the 10% optional call for the Group I Loans is not exercised, the coupon on the Class A-I-5 Certificates will increase by 0.50% per annum on the second distribution date after the first possible optional call date. Likewise, if the 10% optional call for Loan Group II is not exercised, the margins on the Class A-II-A and Class A-II-B Certificates will double on the second distribution date after the first possible optional call date.

(8) The pass-through rates on the Class A-I-5 and Class A-I-6 Certificates will be equal to the related fixed rate per annum, subject to the Group I Net WAC Cap.

(9) The least of (i) one-month LIBOR plus the related margin, (ii) the Group II Net WAC Cap and (iii) 14.00% per annum.

**Issuer:** RAMP Series 2003-RS4 Trust.

**Certificates:** The Class A-I-1 through Class A-I-6 Certificates (collectively, the "Class A-I Certificates"), are backed by first lien, fixed-rate mortgage loans (the "Group I Loans").

The Class A-II-A Certificates are backed by first lien, adjustable-rate mortgage loans with original principal balances that may conform to either Freddie Mac or Fannie Mae guidelines (the "Group II-A Loans").

The Class A-II-B Certificates (together with the Class A-II-A Certificates, the "Class A-II Certificates") are backed by first lien, adjustable-rate mortgage loans with original principal balances that may or may not conform to either Freddie Mac or Fannie Mae guidelines (the "Group II-B Loans").

Th Class A-I Certificates and Class A-II Certificates are referred to together as the "Class A Certificates".

**Underwriters:** J.P. Morgan Securities Inc., Bear, Stearns & Co., Inc., Citigroup Global Markets Inc. and Residential Funding Securities Corporation.

**Depositor:** Residential Asset Mortgage Products, Inc. ("RAMP").

**Trustee:** JPMorgan Chase Bank.

**Master Servicer:** Residential Funding Corporation (the "Seller", "Master Servicer" or "RFC"), an indirect wholly-owned subsidiary of GMAC Mortgage Group, Inc.

**Subservicer:** Primary servicing will be provided by HomeComings Financial Network, Inc. ("HomeComings") with respect to approximately 95.58% of the Group I Loans, approximately 100.00% of the Group II-A Loans and approximately 99.65% of the Group II-B Loans. HomeComings is a wholly-owned subsidiary of Residential Funding Corporation.

**Certificate Insurer:** Ambac Assurance Corporation ("Ambac"), rated Aaa by Moody's and AAA by Standard & Poor's.

**Statistical Calculation Date:** May 1, 2003. The weighted average mortgage loan characteristics presented herein are not expected to materially change at closing.

**Cut-Off Date:** May 1, 2003.

**Settlement Date:** On or about May 30, 2003.

**Distribution Dates:** 25th of each month (or the next business day if such day is not a business day) commencing in June 2003.

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

**Form of Certificates:** Book-entry form through DTC, Clearstream and Euroclear.

**Minimum Denominations:** $25,000 and integral multiples of $1 in excess thereof.

**ERISA Considerations:** It is expected that the Class A Certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

**Legal Investment:** The Certificates will not constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

**Tax Status:** One or more REMIC elections.

**Collateral Description:** Two groups: Group I (fixed) and Group II (adjustable). The Group II Loans will be comprised of two sub-groups: the Group II-A Loans and Group II-B Loans.

- Group I Loans will consist of first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $500,055,071 as of the Cut-off Date.
- Group II-A Loans will consist of first lien, adjustable-rate mortgage loans with original principal balances that may conform to either Freddie Mac or Fannie Mae guidelines with an aggregate principal balance of approximately $400,013,627 as of the Cut-off Date.
- Group II-B Loans will consist of first lien, adjustable-rate mortgage loans with original principal balances that may or may not conform to either Freddie Mac or Fannie Mae guidelines with an aggregate principal balance of approximately $215,181,860 as of the Cut-off Date.

**Prepayment Assumption:** Group I – 23% HEP (2.3% CPR in month 1, building to 23% CPR by month 10, and remaining constant at 23% CPR thereafter).

Group II – 25% HEP (2.5% CPR in month 1, building to 25% CPR by month 10, and remaining constant at 25% CPR thereafter).

**Optional Call:** If the aggregate principal balance of either the Group I Loans or Group II Loans falls below 10% of the original principal balance of the respective group ("Optional Call Date"), the Master Servicer may terminate the trust with respect to that loan group. However, no termination of the trust with respect to either loan group will be permitted if the Certificate Insurer can show a reasonable probability that it would result in a draw on the Policy, unless the Certificate Insurer consents. The optional calls are independent of each other.

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

**The Negotiated Conduit Asset Program:**

The mortgage loans included in the trust were acquired and evaluated under Residential Funding's "Negotiated Conduit Asset Program" or NCA program. The NCA program includes mortgage loans that do not meet the guidelines for Residential Funding's standard securitization programs. Examples include mortgage loans with greater debt-to-income ratios, mortgage loans with a combination of higher LTV for reduced documentation type, or mortgage loans with a combination of higher LTV for the credit grade.

Residential Funding's standard programs are identified as follows:

- Jumbo A program, under which Residential Funding purchases "A quality," non-conforming mortgage loans, which are then securitized under the RFMSI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan made to a borrower with a higher total debt-to-income ratio than that allowed by Residential Funding's "Jumbo A" program.

- Expanded Criteria program, under which Residential Funding purchases mortgage loans to "A quality" borrowers whose collateral characteristics differ from conforming and jumbo guidelines, which are then securitized under the RALI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan where the combination of loan-to-value ratio, credit score and documentation type do not meet Residential Funding's "Expanded Criteria" program guidelines.

- Home Solution program, under which Residential Funding purchases first lien "A-quality" mortgage loans with LTV's up to 107, which are then securitized under the RAMP-RZ shelf. An example of an NCA program loan includes, but is not limited to, a loan made to a borrower who does not meet reserve requirements of the program or total debt-to-income exceeds underwriting guidelines of Residential Funding's "Home Solution" program.

- AlterNet program, under which Residential Funding purchases mortgage loans with characteristics that do not meet traditional "A quality" credit requirements, which are then securitized under the RASC shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan with a higher loan-to-value ratio than the credit grade within Residential Funding's "Alternet" program guidelines allow.

In addition, the NCA program includes mortgage loans, identified as "Seasoned Loans," that were included in mortgage pools previously securitized by affiliates of Residential Funding. These mortgage loans may not conform to Residential Funding's current underwriting criteria or documentation requirements.

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

**Credit Enhancement:**

**A. Ambac Wrap ("The Policy").**
Ambac will guarantee: (a) interest on the Class A Certificates at the related Pass-Through Rates, (b) the amount of any losses allocated to the Class A Certificates not covered by excess cash flow or overcollateralization and (c) the payment of principal on the Class A Certificates by no later than the May 2033 distribution date. The Policy will not guarantee any interest shortfalls relating to the Relief Act, prepayment interest shortfalls or basis risk shortfalls.

**B. Overcollateralization ("OC").**

| | Group I | Group II |
|---|---|---|
| **Initial (%Orig.)** | 0.00% | 0.00% |
| **OC Target (% Orig.)** | [2.50%] | [9.75%] |
| **Stepdown OC Target (% Current)** | [5.00%] (1) | [19.50%] (1) |
| **OC Floor (% Orig.)** | 0.50% | 0.50% |
| **OC Holiday** | [None] | [None] |

(1) Subject to certain trigger events as specified in the underlying documents.

**C. Cross-collateralization.**
The trust provides for cross-collateralization through the application of excess cash flow generated by one loan group to cover losses and to fund the required level of OC in the non-related loan group to the extent not covered by the excess cash flow for the non-related loan group.

**D. Excess Spread.**

- Group I: Initially equal to approximately 386 bps per annum.
- Group II: Initially equal to approximately 620 bps per annum.

**E. One-Month LIBOR Cap**
The trust will include a One-Month LIBOR Cap for the Distribution Date in June 2003 through the Distribution Date in May 2005 with a strike price of [2.31]%. Payments from the One-Month LIBOR Cap, if any, will be used to reimburse the certificate insurer and to cover certain losses and interest shortfalls on the Class A-II Certificates only.

**Priority of Payments:**

Payments to the holders of the Certificates will be made from the available amount from each loan group generally as follows:

(1) Distribution of interest to the related and non-related Class A Certificates;

(2) Distribution of principal to the related Class A Certificates, in the priority described herein;

(3) Distribution of principal to the related Class A Certificates, and subsequently, to the non-related Class A Certificates, to cover some realized losses;

(4) Reimbursement to the certificate insurer for prior draws made on the certificate guaranty insurance policy;

(5) Distribution of additional principal to the related Class A Certificates, and subsequently, to the non-related Class A Certificates, from the excess interest on the related mortgage loans, until the required level of overcollateralization is reached;

(6) Payment to the related Class A Certificates and subsequently, to the non-related Class A Certificates in respect of prepayment interest shortfalls;

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

(7) To the extent provided in the prospectus supplement, payment to the Class A-II Certificates in respect of any Group II Basis Risk Shortfall Carry-Forward Amount to the extent not covered by the One-Month LIBOR Cap or the Yield Maintenance Agreement; and

(8) Distribution of any remaining funds to the non-offered certificates.

**Interest Accrual Period:**

Classes A-I-2 through Class A-I-6: the calendar month preceding the current Distribution Date on a 30/360 basis.

Class A-I-1 and Class A-II Certificates: from and including the preceding Distribution Date (for the first accrual period, the closing date) up to but excluding the current Distribution Date on an actual/360 basis.

**Pass-Through Rates:**

Group I Pass-Through Rates:

- On each Distribution Date, the Class A-I-1 Pass-Through Rate will be a per annum rate equal to the lesser of (x) One-Month LIBOR plus __% (the "Class A-I-1 Margin"), and (y) the Class A-I-1 Net WAC Cap.
- On each Distribution Date, for the Class A-I-2, Class A-I-3 and Class A-I-4 Certificates, interest will accrue at a fixed rate equal to their respective fixed rate coupons.
- On each Distribution Date, for the Class A-I-5 and Class A-I-6 Certificates, interest will accrue at a fixed rate, equal to the lesser of (a) the respective fixed rate coupon and (b) the Group I Net WAC Cap Rate.
- The fixed rate coupon on the Class A-I-5 Certificates will increase by 0.50% per annum for any Distribution Date on and after the second Distribution Date after the first possible Optional Call Date.

Group II Pass-Through Rates:

- The Class A-II-A Pass-Through Rate will be a per annum rate equal to the least of (x) with respect to any Distribution Date which occurs prior to the second Distribution Date after the first Optional Call Date, One-Month LIBOR plus __% (the "Class A-II-A Margin"), and for any Distribution Date thereafter, One-Month LIBOR plus 2 times the Class A-II-A Margin, (y) 14%, and (z) the Group II Net WAC Cap.
- The Class A-II-B Pass-Through Rate will be a per annum rate equal to the least of (x) with respect to any Distribution Date which occurs prior to the second Distribution Date after the first Optional Call Date, One-Month LIBOR plus __% (the "Class A-II-B Margin"), and for any Distribution Date thereafter, One-Month LIBOR plus 2 times the Class A-II-B Margin, (y) 14%, and (z) the Group II Net WAC Cap.

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

| | |
|---|---|
| **Group I Net WAC Cap Rate:** | For any distribution date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group I Loans as of the end of the calendar month immediately preceding the month in which such distribution date occurs. |
| **Class A-I-1 Net WAC Cap:** | The product of (x) the Group I Net WAC Cap and (y) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period. |
| **Group II Net WAC Cap:** | With respect to any Distribution Date and the Group II Certificates, the product of (x) the weighted average of the Net Mortgage Rates of the Group II Loans, and (y) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period.<br><br>For any Distribution Date on which the Pass-Through Rate on the Class A-II Certificates is limited to the Group II Net WAC Cap Rate, the resulting shortfall will carry forward with interest, thereon, subject to a maximum of 14% (the "Group II Basis Risk Shortfall Carry-Forward Amount"). |
| **Weighted Average Monthly Fees:** | Master servicing fee and sub-servicing fee of approximately:<br>0.324% for Group I<br>0.520% for Group II<br>The Policy premium for the related Class A Certificates as stated in the underlying documents. |
| **Net Mortgage Rate:** | With respect to any mortgage loan, the mortgage rate minus (a) the master servicing fee, (b) the sub-servicing fee and (c) the rate at which the premium for The Policy accrues. |
| **Compensating Interest:** | With respect to each loan group, the Master Servicer will be required to cover prepayment interest shortfalls in full up to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans in that loan group immediately preceding that Distribution Date, and (b) the sum of the Master Servicing Fee payable to the Master Servicer plus reinvestment income for such distribution date with respect to that loan group. Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distribution for Excess Cash Flow. |
| **Advances:** | The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan. |

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

**Group I Principal Distributions:** Group I available principal will be distributed first to the Class A-I-6 Certificates in an amount equal to the Class A-I-6 Lockout Distribution Amount for that distribution date (refer to the underlying table). The remaining amounts will be paid to the Class A-I-1, Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5 and Class A-I-6 Certificates, in that order, until paid in full.

**Class A-I-6 Pro Rata Distribution Amount:** For any Distribution Date, an amount equal to the product of (x) a fraction, the numerator of which is the principal balance of the Class A-I-6 Certificates immediately prior to that Distribution Date and the denominator of which is the aggregate principal balance of the Class A-I Certificates immediately prior to that Distribution Date and (y) the Class A-I Principal Distribution Amount for that Distribution Date.

**Class A-I-6 Lockout Distribution Amount:** For any distribution date, the product of (x) the Class A-I-6 Lockout Percentage for that distribution date and (y) the Class A-I-6 Pro Rata Distribution Amount for that distribution date. In no event shall the Class A-I-6 Distribution Amount for a distribution date exceed the Group I Principal Distribution Amount for that distribution date.

**Class A-I-6 Lockout Percentage**

| Distribution Dates | Lockout Percentage |
|---|---|
| June 2003 through and including May 2006 | 0% |
| June2006 through and including May 2008 | 45% |
| June 2008 through and including May 2009 | 80% |
| June 2009 through and including May 2010 | 100% |
| June 2010 and thereafter | 300% |

**Group I Required Overcollateralization Amount:** With respect to any Distribution Date and the Group I Loans, (a) if such Distribution Date is prior to the Group I Stepdown Date, [2.50]% of the aggregate principal balance of the Group I Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the Group I Stepdown Date, the greater of (i) [5.00]% of the then current aggregate principal balance of the Group I Loans as of the end of the related Due Period and (ii) the Group I Overcollateralization Floor; provided, however, that in the event certain trigger events specified in the underlying documents are not satisfied, the Group I Required Overcollateralization Amount shall be such amount on the immediately preceding Distribution Date.

**Group I Stepdown Date:** The Distribution Date which is the later to occur of (x) the Distribution Date in December 2005 and (y) the first Distribution Date on which the related overcollateralization amount immediately prior to that Distribution Date is equal to or greater than [5.00]% of the aggregate principal balance of the Group I Loans as of the end of the preceding due period.

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

**Group II Principal Allocation Amount:**

With respect to any Distribution Date, the sum of (a) the principal remittance amount for that Distribution Date on the Group II Loans and (b) the aggregate amount of realized losses on the Group II Loans in the calendar month preceding that Distribution Date, to the extent covered by excess cashflow for that distribution date; provided, that on any Distribution Date on which there is insufficient excess cashflow to cover all realized losses on the Group II Loans, in determining the Class A-II-A Principal Distribution Amount and Class A-II-B Principal Distribution Amount, the available excess cashflow will be allocated to the Class A-II-A Certificates and Class A-II-B Certificates, pro rata, based on the principal portion of realized losses on the Group II-A Loans and Group II-B Loans, respectively.

**Class A-II-A Principal Distribution Amount:**

With respect to any Distribution Date, the Group II available principal multiplied by a fraction, the numerator of which is the portion of the Group II Principal Allocation Amount related to the Group II-A Loans for such Distribution Date, and the denominator of which is the Group II Principal Allocation Amount with respect to all of the Group II Loans for such Distribution Date.

**Class A-II-B Principal Distribution Amount:**

With respect to any Distribution Date, the Group II available principal multiplied by a fraction, the numerator of which is the portion of the Group II Principal Allocation Amount related to the Group II-B Loans for such Distribution Date, and the denominator of which is the Group II Principal Allocation Amount with respect to all of the Group II Loans for such Distribution Date.

**Group II Principal Distributions:**

The Group II available principal will be distributed to the Class A-II Certificates as follows:

- The Class A-II-A Principal Distribution Amount will be paid to the Class A-II-A Certificates until the principal balance of the Class A-II-A Certificates has been reduced to zero and then to the Class A-II-B Certificates until the principal balance of the Class A-II-B Certificates has been reduced to zero.
- The Class A-II-B Principal Distribution Amount will be paid to the Class A-II-B Certificates until the principal balance of the Class A-II-B Certificates has been reduced to zero and then to the Class A-II-A Certificates until the principal balance of the Class A-II-A Certificates has been reduced to zero.

**Group II Required Overcollateralization Amount:**

With respect to any Distribution Date and the Group II Loans, (a) if such Distribution Date is prior to the Group II Stepdown Date, [9.75]% of the aggregate principal balance of the Group I Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the Group II Stepdown Date, the greater of (i) [19.50]% of the then current aggregate principal balance of the Group II Loans as of the end of the related Due Period and (ii) the Group II Overcollateralization Floor; provided, however, that in the event certain trigger events specified in the underlying documents are not satisfied, the Group II Required Overcollateralization Amount shall be such amount on the immediately preceding Distribution Date.

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

**Group II Stepdown Date:**

The later to occur of (x) the Distribution Date in December 2005 and (y) the first Distribution Date on which the Group II overcollateralization amount immediately prior to that Distribution Date is equal to or greater than [19.50]% of the aggregate stated principal balance of the Group II Loans as of the end of the preceding due period.

**Yield Maintenance Agreement:**

On the Settlement Date, the Trustee will enter into a Yield Maintenance Agreement with [JPMorgan Chase Bank N.A.] (the "Counterparty") for the benefit of the Class A-II Certificates.

On each Distribution Date, payments under the Yield Maintenance Agreement will be made based on (x) a notional amount equal to the lesser of (a) the scheduled principal balance of the Group II Loans calculated as of the issuance date and based on the pricing speed assumption of 100% PPC and (b) the actual principal balance of the Group II Loans and (y) the positive excess of One-Month LIBOR over the related Monthly Strike Rate (as set forth below). In exchange for a fixed payment on the Settlement Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate beginning with the Distribution Date in June 2003. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds [9.25]%. On each Distribution Date, payments on the Yield Maintenance Agreement will be used to cover the Group II Basis Risk Shortfall Carry-Forward Amount on the Class A-II Certificates. The Yield Maintenance Agreement will terminate after the Distribution Date in March 2005.

| Distribution Date | Notional Balance | Strike Rate % |
|---|---|---|
| 06/2003 | 615,000,000.00 | 8.710 |
| 07/2003 | 610,545,000.00 | 7.508 |
| 08/2003 | 604,736,000.00 | 7.256 |
| 09/2003 | 597,575,000.00 | 7.257 |
| 10/2003 | 589,095,000.00 | 7.511 |
| 11/2003 | 579,311,000.00 | 7.261 |
| 12/2003 | 568,250,000.00 | 7.514 |
| 01/2004 | 555,948,000.00 | 7.263 |
| 02/2004 | 542,446,000.00 | 7.264 |
| 03/2004 | 529,248,000.00 | 7.788 |
| 04/2004 | 516,369,000.00 | 7.267 |
| 05/2004 | 503,801,000.00 | 7.523 |
| 06/2004 | 491,536,000.00 | 7.271 |
| 07/2004 | 479,567,000.00 | 7.526 |
| 08/2004 | 467,887,000.00 | 7.275 |
| 09/2004 | 456,489,000.00 | 7.277 |
| 10/2004 | 445,366,000.00 | 7.532 |
| 11/2004 | 434,513,000.00 | 7.318 |
| 12/2004 | 423,923,000.00 | 7.574 |
| 01/2005 | 413,589,000.00 | 7.320 |
| 02/2005 | 403,504,000.00 | 7.321 |
| 03/2005 | 393,664,000.00 | 8.139 |

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## RAMP Series 2003-RS4 – Collateral Characteristics (Group I Loans)

### Summary Report

| Shelf | Alternet Exceptions (Subprime) RASC | Expanded Criteria Exceptions (Alt-A) RALI | Home Solution Exceptions (1st Lien High LTV) RAMP-RZ | Jumbo A Exceptions RFMSI | Seasoned Loans | Total |
|---|---|---|---|---|---|---|
| | | | | | | |
| **Percent of Total** | 13.50% | 79.39% | 0.17% | 6.81% | 0.12% | **100.00%** |
| **Principal Balance ($)** | $67,515,880 | $397,000,316 | $869,612 | $34,047,169 | $622,094 | **$500,055,071** |
| **Number of Loans** | 548 | 2,209 | 6 | 74 | 5 | **2,842** |
| **Average Balance ($)** | $123,204 | $179,719 | $144,935 | $460,097 | $124,419 | **$175,952** |
| | | | | | | |
| **WA Mortgage Rate** | 8.50% | 7.07% | 8.22% | 6.00% | 6.80% | **7.19%** |
| **WA Age (mos)** | 2 | 1 | 4 | 1 | 8 | **1** |
| **WA Remaining Term to Maturity (mos)** | 333 | 336 | 323 | 351 | 338 | **337** |
| | | | | | | |
| **WA Credit Score** | 641 | 687 | 671 | 705 | 737 | **682** |
| **WA Original LTV *** | 89.98% | 84.28% | 98.02% | 71.59% | 78.75% | **84.21%** |
| | | | | | | |
| **Original LTV>80% w/MI** | 0.62% | 88.92% | 0.00% | 32.99% | 0.00% | **71.21%** |
| | | | | | | |
| **Purchase** | 40.70% | 56.09% | 53.45% | 18.47% | 92.17% | **51.49%** |
| **Equity Refinance** | 50.08% | 28.92% | 46.55% | 28.35% | 7.83% | **31.74%** |
| **Rate/Term Refinance** | 9.22% | 14.98% | 0.00% | 53.18% | 0.00% | **16.76%** |
| | | | | | | |
| **Prepayment Penalty** | 69.85% | 39.49% | 93.13% | 8.77% | 28.52% | **41.58%** |
| | | | | | | |
| **Serviced by HomeComings** | 100.00% | 97.83% | 100.00% | 60.40% | 100.00% | **95.58%** |
| | | | | | | |
| **Current** | 100.00% | 99.95% | 100.00% | 100.00% | 100.00% | **99.96%** |
| **30 to 59 Days Delinquent** | 0.00% | 0.05% | 0.00% | 0.00% | 0.00% | **0.04%** |
| **60 to 89 Days Delinquent** | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | **0.00%** |

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## Credit Score Distribution of the Group I Loans

| Range of Credit Scores | Number of Loans | Principal Balance | Average Principal Balance | Weighted Average Original LTV | % of Principal Balance |
|---|---|---|---|---|---|
| 499 or less | 1 | $43,598 | $43,598 | 32.00 % | 0.01 % |
| 500 to 519 | 2 | 114,174 | 57,087 | 66.10 | 0.02 |
| 520 to 539 | 7 | 463,982 | 66,283 | 76.96 | 0.09 |
| 540 to 559 | 9 | 657,882 | 73,098 | 88.02 | 0.13 |
| 560 to 579 | 40 | 4,048,450 | 101,211 | 88.68 | 0.81 |
| 580 to 599 | 57 | 8,467,709 | 148,556 | 84.55 | 1.69 |
| 600 to 619 | 166 | 23,474,679 | 141,414 | 85.03 | 4.69 |
| 620 to 639 | 366 | 59,574,389 | 162,772 | 87.57 | 11.91 |
| 640 to 659 | 434 | 72,661,225 | 167,422 | 85.77 | 14.53 |
| 660 to 679 | 454 | 85,097,018 | 187,438 | 82.35 | 17.02 |
| 680 to 699 | 391 | 73,224,348 | 187,275 | 84.29 | 14.64 |
| 700 to 719 | 304 | 58,809,796 | 193,453 | 83.05 | 11.76 |
| 720 to 739 | 243 | 46,593,305 | 191,742 | 83.02 | 9.32 |
| 740 to 759 | 176 | 29,806,141 | 169,353 | 85.70 | 5.96 |
| 760 or greater | 185 | 36,340,215 | 196,434 | 81.31 | 7.27 |
| **Subtotal with Credit Scores:** | **2,835** | **$499,376,911** | **$176,147** | **84.23 %** | **99.86 %** |
| Not Available (1) | 7 | 678,160 | 96,880 | 64.15 | 0.14 |
| **Total:** | **2,842** | **$500,055,071** | **$175,952** | **84.21 %** | **100.00 %** |

*(1) Group I Loans indicated as having a Credit Score that is "not available" include mortgage Loans where the Credit Score was not provided by the related seller and Group I Loans where no credit history can be obtained for the related mortgagor.*

## Original Mortgage Loan Principal Balances of the Group I Loans

| Original Mortgage Amount ($) | Number of Loans | Principal Balance | Weighted Average Original LTV | Weighted Average FICO Score | % of Principal Balance |
|---|---|---|---|---|---|
| 100,000 or less | 842 | $60,688,851 | 86.64 % | 672 | 12.14 % |
| 100,001 to 200,000 | 1,166 | 168,281,986 | 87.31 | 678 | 33.65 |
| 200,001 to 300,000 | 453 | 110,744,143 | 85.98 | 683 | 22.15 |
| 300,001 to 400,000 | 228 | 79,014,442 | 82.72 | 687 | 15.80 |
| 400,001 to 500,000 | 81 | 36,308,466 | 76.72 | 694 | 7.26 |
| 500,001 to 600,000 | 39 | 21,818,700 | 76.87 | 691 | 4.36 |
| 600,001 to 700,000 | 24 | 15,480,835 | 70.92 | 701 | 3.10 |
| 700,001 to 800,000 | 3 | 2,163,615 | 72.94 | 671 | 0.43 |
| 800,001 to 900,000 | 4 | 3,371,727 | 75.59 | 665 | 0.67 |
| 900,001 to 1,000,000 | 1 | 984,195 | 55.00 | 590 | 0.20 |
| 1,100,001 to 1,200,000 | 1 | 1,198,110 | 60.00 | 692 | 0.24 |
| **Total:** | **2,842** | **$500,055,071** | **84.21 %** | **682** | **100.00 %** |

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## Mortgage Rates of the Group I Loans

| Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| 5.000 to 5.499 | 21 | $3,959,915 | 0.79 % |
| 5.500 to 5.999 | 151 | 37,533,779 | 7.51 |
| 6.000 to 6.499 | 431 | 100,882,658 | 20.17 |
| 6.500 to 6.999 | 470 | 83,855,841 | 16.77 |
| 7.000 to 7.499 | 504 | 78,453,169 | 15.69 |
| 7.500 to 7.999 | 512 | 92,657,689 | 18.53 |
| 8.000 to 8.499 | 301 | 49,982,881 | 10.00 |
| 8.500 to 8.999 | 201 | 26,704,163 | 5.34 |
| 9.000 to 9.499 | 83 | 10,157,820 | 2.03 |
| 9.500 to 9.999 | 89 | 9,053,205 | 1.81 |
| 10.000 to 10.499 | 38 | 3,401,022 | 0.68 |
| 10.500 to 10.999 | 27 | 2,452,247 | 0.49 |
| 11.000 to 11.499 | 9 | 551,524 | 0.11 |
| 11.500 to 11.999 | 2 | 235,926 | 0.05 |
| 12.000 to 12.499 | 3 | 173,232 | 0.03 |
| **Total:** | **2,842** | **$500,055,071** | **100.00 %** |

## Net Mortgage Rates of the Group I Loans

| Net Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| 4.500 to 4.999 | 22 | $4,127,951 | 0.83 % |
| 5.000 to 5.499 | 150 | 36,630,754 | 7.33 |
| 5.500 to 5.999 | 431 | 102,035,656 | 20.40 |
| 6.000 to 6.499 | 464 | 82,282,681 | 16.45 |
| 6.500 to 6.999 | 525 | 81,741,935 | 16.35 |
| 7.000 to 7.499 | 501 | 91,149,931 | 18.23 |
| 7.500 to 7.999 | 336 | 53,706,119 | 10.74 |
| 8.000 to 8.499 | 172 | 23,446,773 | 4.69 |
| 8.500 to 8.999 | 92 | 11,380,121 | 2.28 |
| 9.000 to 9.499 | 82 | 7,923,506 | 1.58 |
| 9.500 to 9.999 | 39 | 3,561,661 | 0.71 |
| 10.000 to 10.499 | 16 | 1,225,237 | 0.25 |
| 10.500 to 10.999 | 8 | 584,540 | 0.12 |
| 11.000 to 11.499 | 4 | 258,206 | 0.05 |
| **Total:** | **2,842** | **$500,055,071** | **100.00 %** |

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## Original Loan-to-Value Ratios of the Group I Loans

| Original Loan-to-Value Ratio (%) | Number of Loans | Principal Balance | Average Principal Balance | Weighted Average FICO Score | % of Principal Balance |
|---|---|---|---|---|---|
| 0.01 to 50.00 | 63 | $11,204,384 | $177,847 | 702 | 2.24 % |
| 50.01 to 55.00 | 30 | 6,987,951 | 232,932 | 688 | 1.40 |
| 55.01 to 60.00 | 37 | 8,513,294 | 230,089 | 700 | 1.70 |
| 60.01 to 65.00 | 67 | 15,868,986 | 236,851 | 687 | 3.17 |
| 65.01 to 70.00 | 102 | 22,565,424 | 221,230 | 678 | 4.51 |
| 70.01 to 75.00 | 157 | 33,145,069 | 211,115 | 672 | 6.63 |
| 75.01 to 80.00 | 620 | 127,503,655 | 205,651 | 691 | 25.50 |
| 80.01 to 85.00 | 140 | 22,302,977 | 159,307 | 677 | 4.46 |
| 85.01 to 90.00 | 521 | 86,200,649 | 165,452 | 680 | 17.24 |
| 90.01 to 95.00 | 681 | 111,623,730 | 163,912 | 672 | 22.32 |
| 95.01 to 100.00 | 407 | 51,827,854 | 127,341 | 684 | 10.36 |
| 100.01 to 105.00 | 17 | 2,311,098 | 135,947 | 698 | 0.46 |
| **Total:** | **2,842** | **$500,055,071** | **$175,952** | **682** | **100.00 %** |

## Geographical Distribution of Mortgaged Properties of the Group I Loans

| State | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| California | 298 | $83,417,666 | 16.68 % |
| Florida | 340 | 47,880,671 | 9.58 |
| New York | 147 | 38,027,171 | 7.60 |
| New Jersey | 166 | 36,030,405 | 7.21 |
| Illinois | 155 | 29,868,757 | 5.97 |
| Texas | 156 | 20,377,461 | 4.08 |
| Arizona | 116 | 20,155,529 | 4.03 |
| Virginia | 87 | 16,943,284 | 3.39 |
| Massachusetts | 63 | 16,082,048 | 3.22 |
| Washington | 84 | 15,607,671 | 3.12 |
| Other (1) | 1,230 | 175,664,409 | 35.13 |
| **Total:** | **2,842** | **$500,055,071** | **100.00 %** |

*(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.*

## Mortgage Loan Purpose of the Group I Loans

| Loan Purpose | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Purchase | 1,515 | $257,499,048 | 51.49 % |
| Equity Refinance | 928 | 158,739,686 | 31.74 |
| Rate/Term Refinance | 399 | 83,816,336 | 16.76 |
| **Total:** | **2,842** | **$500,055,071** | **100.00 %** |

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## Occupancy Types of the Group I Loans

| Occupancy | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Primary Residence | 2,243 | $422,679,703 | 84.53 % |
| Non Owner-occupied | 540 | 64,974,621 | 12.99 |
| Second/Vacation | 59 | 12,400,747 | 2.48 |
| **Total:** | **2,842** | **$500,055,071** | **100.00 %** |

## Mortgaged Property Types of the Group I Loans

| Property Type | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Single-family detached | 1,905 | $311,254,786 | 62.24 % |
| Planned Unit Developments (detached) | 382 | 86,236,418 | 17.25 |
| Two- to four-family units | 359 | 77,120,368 | 15.42 |
| Condo Low-Rise (less than 5 stories) | 139 | 17,827,784 | 3.57 |
| Planned Unit Developments (attached) | 26 | 3,740,012 | 0.75 |
| Condo Mid-Rise (5 to 8 stories) | 9 | 1,288,168 | 0.26 |
| Manufactured Home | 12 | 1,185,947 | 0.24 |
| Condo High-Rise (9 stories or more) | 4 | 670,358 | 0.13 |
| Townhouse | 5 | 525,354 | 0.11 |
| Leasehold | 1 | 205,876 | 0.04 |
| **Total:** | **2,842** | **$500,055,071** | **100.00 %** |

## Mortgage Loan Documentation Types of the Group I Loans

| Documentation Type | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Reduced Documentation | 1,843 | $337,013,010 | 67.40 % |
| Full Documentation | 999 | 163,042,061 | 32.60 |
| **Total:** | **2,842** | **$500,055,071** | **100.00 %** |

## Prepayment Penalty Terms of the Group I Loans

| Prepayment Penalty Term | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| None | 1,587 | $292,130,432 | 58.42 % |
| 12 Months | 407 | 81,892,809 | 16.38 |
| 24 Months | 39 | 6,609,337 | 1.32 |
| 36 Months | 543 | 72,487,781 | 14.50 |
| 48 Months | 1 | 49,869 | 0.01 |
| 60 Months | 259 | 45,009,836 | 9.00 |
| Other (1) | 6 | 1,875,005 | 0.37 |
| **Total:** | **2,842** | **$500,055,071** | **100.00 %** |

*(1) Not 0, 12, 24, 36, 48 or 60 months and not more than 60 months.*

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## RAMP Series 2003-RS4 – Collateral Characteristics (Group II-A Loans)

### Summary Report

| Shelf | Alternet Exceptions (Subprime) RASC | Expanded Criteria Exceptions (Alt-A) RALI | Jumbo A Exceptions RFMSI | Total |
|---|---|---|---|---|
| Percent of Total | 94.50% | 4.65% | 0.85% | **100.00%** |
| Principal Balance ($) | $378,003,225 | $18,608,321 | $3,402,080 | **$400,013,627** |
| Number of Loans | 2,709 | 84 | 18 | **2,811** |
| Average Balance ($) | $139,536 | $221,528 | $189,004 | **$142,303** |
| WA Mortgage Rate | 8.63% | 6.77% | 4.91% | **8.52%** |
| WA Age (mos) | 2 | 2 | 1 | **2** |
| WA Remaining Term to Maturity (mos) | 358 | 358 | 359 | **358** |
| WA Margin | 8.09% | 4.31% | 2.32% | **7.86%** |
| WA Lifetime Cap | 14.90% | 12.80% | 10.70% | **14.77%** |
| WA Next Rate Adj (mos) | 25 | 41 | 51 | **26** |
| WA Rate Reset Frequency (mos) | 6 | 6 | 12 | **6** |
| WA Credit Score | 624 | 681 | 696 | **627** |
| WA Original LTV | 94.74% | 82.24% | 74.33% | **93.98%** |
| Original LTV > 80% w/ MI | 0.00% | 26.18% | 0.00% | **0.57%** |
| Purchase | 58.44% | 51.81% | 25.10% | **57.85%** |
| Equity Refinance | 37.62% | 31.74% | 8.14% | **37.10%** |
| Rate/Term Refinance | 3.94% | 16.45% | 66.77% | **5.06%** |
| Prepayment Penalty | 88.96% | 50.84% | 0.00% | **86.43%** |
| Serviced by HomeComings | 100.00% | 100.00% | 100.00% | **100.00%** |
| Current | 99.70% | 100.00% | 100.00% | **99.72%** |
| 30 to 59 Days Delinquent | 0.30% | 0.00% | 0.00% | **0.28%** |
| 60 to 89 Days Delinquent | 0.00% | 0.00% | 0.00% | **0.00%** |

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## Credit Score Distribution of the Group II-A Loans

| Range of Credit Scores | Number of Loans | Principal Balance | Average Principal Balance | Weighted Average Original LTV | % of Principal Balance |
|---|---|---|---|---|---|
| 500 to 519 | 14 | $1,522,745 | $108,767 | 78.88 % | 0.38 % |
| 520 to 539 | 24 | 3,174,407 | 132,267 | 83.89 | 0.79 |
| 540 to 559 | 60 | 7,357,959 | 122,633 | 86.74 | 1.84 |
| 560 to 579 | 199 | 25,907,994 | 130,191 | 93.62 | 6.48 |
| 580 to 599 | 370 | 50,382,750 | 136,170 | 96.07 | 12.60 |
| 600 to 619 | 674 | 97,085,986 | 144,044 | 95.26 | 24.27 |
| 620 to 639 | 572 | 81,041,309 | 141,681 | 94.87 | 20.26 |
| 640 to 659 | 410 | 60,938,304 | 148,630 | 94.32 | 15.23 |
| 660 to 679 | 210 | 31,844,980 | 151,643 | 91.38 | 7.96 |
| 680 to 699 | 129 | 18,918,723 | 146,657 | 93.02 | 4.73 |
| 700 to 719 | 59 | 8,433,399 | 142,939 | 91.35 | 2.11 |
| 720 to 739 | 39 | 6,405,425 | 164,242 | 90.33 | 1.60 |
| 740 to 759 | 28 | 3,563,777 | 127,278 | 88.90 | 0.89 |
| 760 or greater | 23 | 3,435,870 | 149,386 | 83.07 | 0.86 |
| **Total:** | **2,811** | **$400,013,627** | **$142,303** | **93.98 %** | **100.00 %** |

## Original Mortgage Loan Principal Balances of the Group II-A Loans

| Original Mortgage Amount ($) | Number of Loans | Principal Balance | Weighted Average Original LTV | Weighted Average FICO Score | % of Principal Balance |
|---|---|---|---|---|---|
| 100,000 or less | 681 | $49,010,861 | 92.70 % | 625 | 12.25 % |
| 100,001 to 200,000 | 1,662 | 233,734,776 | 95.20 | 625 | 58.43 |
| 200,001 to 300,000 | 441 | 105,728,444 | 93.42 | 631 | 26.43 |
| 300,001 to 400,000 | 14 | 4,763,244 | 86.36 | 662 | 1.19 |
| 400,001 to 500,000 | 8 | 3,661,095 | 78.51 | 644 | 0.92 |
| 500,001 to 600,000 | 3 | 1,598,160 | 80.59 | 643 | 0.40 |
| 600,001 to 700,000 | 1 | 647,796 | 61.00 | 674 | 0.16 |
| 800,001 to 900,000 | 1 | 869,251 | 65.00 | 663 | 0.22 |
| **Total:** | **2,811** | **$400,013,627** | **93.98 %** | **627** | **100.00 %** |

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## Mortgage Rates of the Group II-A Loans

| Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| 4.000 to 4.499 | 1 | $242,872 | 0.06 % |
| 4.500 to 4.999 | 10 | 1,872,701 | 0.47 |
| 5.000 to 5.499 | 16 | 4,030,175 | 1.01 |
| 5.500 to 5.999 | 12 | 2,803,085 | 0.70 |
| 6.000 to 6.499 | 10 | 2,366,185 | 0.59 |
| 6.500 to 6.999 | 57 | 11,647,378 | 2.91 |
| 7.000 to 7.499 | 144 | 22,306,910 | 5.58 |
| 7.500 to 7.999 | 527 | 79,454,897 | 19.86 |
| 8.000 to 8.499 | 409 | 58,856,954 | 14.71 |
| 8.500 to 8.999 | 752 | 104,430,410 | 26.11 |
| 9.000 to 9.499 | 388 | 50,289,491 | 12.57 |
| 9.500 to 9.999 | 308 | 39,881,913 | 9.97 |
| 10.000 to 10.499 | 103 | 12,298,378 | 3.07 |
| 10.500 to 10.999 | 46 | 6,198,101 | 1.55 |
| 11.000 to 11.499 | 21 | 2,525,061 | 0.63 |
| 11.500 to 11.999 | 6 | 594,911 | 0.15 |
| 12.000 to 12.499 | 1 | 214,204 | 0.05 |
| **Total:** | **2,811** | **$400,013,627** | **100.00 %** |

## Net Mortgage Rates of the Group II-A Loans

| Net Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| 3.500 to 3.999 | 2 | $400,472 | 0.10 % |
| 4.000 to 4.499 | 11 | 2,059,694 | 0.51 |
| 4.500 to 4.999 | 14 | 3,685,583 | 0.92 |
| 5.000 to 5.499 | 12 | 2,803,085 | 0.70 |
| 5.500 to 5.999 | 10 | 2,366,185 | 0.59 |
| 6.000 to 6.499 | 80 | 15,010,068 | 3.75 |
| 6.500 to 6.999 | 275 | 42,873,730 | 10.72 |
| 7.000 to 7.499 | 487 | 71,700,722 | 17.92 |
| 7.500 to 7.999 | 553 | 77,601,662 | 19.40 |
| 8.000 to 8.499 | 642 | 88,530,211 | 22.13 |
| 8.500 to 8.999 | 387 | 51,343,294 | 12.84 |
| 9.000 to 9.499 | 196 | 24,339,947 | 6.08 |
| 9.500 to 9.999 | 96 | 11,464,842 | 2.87 |
| 10.000 to 10.499 | 31 | 3,934,664 | 0.98 |
| 10.500 to 10.999 | 13 | 1,618,405 | 0.40 |
| 11.000 to 11.499 | 1 | 66,859 | 0.02 |
| 11.500 to 11.999 | 1 | 214,204 | 0.05 |
| **Total:** | **2,811** | **$400,013,627** | **100.00 %** |

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## Original Loan-to-Value Ratios of the Group II-A Loans

| Original Loan-to-Value Ratio (%) | Number of Loans | Principal Balance | Average Principal Balance | Weighted Average FICO Score | % of Principal Balance |
|---|---|---|---|---|---|
| 0.01 to 50.00 | 6 | $482,419 | $80,403 | 649 | 0.12 % |
| 50.01 to 55.00 | 1 | 260,000 | 260,000 | 744 | 0.06 |
| 55.01 to 60.00 | 2 | 271,355 | 135,678 | 733 | 0.07 |
| 60.01 to 65.00 | 18 | 3,758,876 | 208,826 | 654 | 0.94 |
| 65.01 to 70.00 | 24 | 4,186,469 | 174,436 | 625 | 1.05 |
| 70.01 to 75.00 | 40 | 7,019,029 | 175,476 | 649 | 1.75 |
| 75.01 to 80.00 | 92 | 14,564,272 | 158,307 | 654 | 3.64 |
| 80.01 to 85.00 | 104 | 12,928,508 | 124,313 | 607 | 3.23 |
| 85.01 to 90.00 | 492 | 71,723,336 | 145,779 | 627 | 17.93 |
| 90.01 to 95.00 | 891 | 127,739,891 | 143,367 | 623 | 31.93 |
| 95.01 to 100.00 | 1,140 | 156,921,737 | 137,651 | 629 | 39.23 |
| 100.01 to 105.00 | 1 | 157,734 | 157,734 | 536 | 0.04 |
| **Total:** | **2,811** | **$400,013,627** | **$142,303** | **627** | **100.00 %** |

## Geographical Distribution of Mortgaged Properties of the Group II-A Loans

| State | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| California | 212 | $44,496,507 | 11.12 % |
| Florida | 289 | 39,413,497 | 9.85 |
| Texas | 182 | 24,754,536 | 6.19 |
| Illinois | 161 | 24,466,773 | 6.12 |
| Colorado | 112 | 20,564,157 | 5.14 |
| North Carolina | 146 | 19,324,061 | 4.83 |
| Michigan | 146 | 19,078,261 | 4.77 |
| Arizona | 118 | 16,968,879 | 4.24 |
| Virginia | 101 | 14,814,391 | 3.70 |
| Ohio | 130 | 14,393,216 | 3.60 |
| Other (1) | 1,214 | 161,739,350 | 40.43 |
| **Total:** | **2,811** | **$400,013,627** | **100.00 %** |

*(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.*

## Mortgage Loan Purpose of the Group II-A Loans

| Loan Purpose | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Purchase | 1,684 | $231,399,367 | 57.85 % |
| Equity Refinance | 983 | 148,388,859 | 37.10 |
| Rate/Term Refinance | 144 | 20,225,401 | 5.06 |
| **Total:** | **2,811** | **$400,013,627** | **100.00 %** |

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## Occupancy Types of the Group II-A Loans

| Occupancy | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Primary Residence | 2,639 | $379,278,315 | 94.82 % |
| Non Owner-occupied | 162 | 19,321,821 | 4.83 |
| Second/Vacation | 10 | 1,413,491 | 0.35 |
| **Total:** | **2,811** | **$400,013,627** | **100.00 %** |

## Mortgaged Property Types of the Group II-A Loans

| Property Type | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Single-family detached | 2,229 | $304,324,387 | 76.08 % |
| Planned Unit Developments (detached) | 278 | 47,709,280 | 11.93 |
| Two- to four-family units | 125 | 22,623,100 | 5.66 |
| Condo Low-Rise (less than 5 stories) | 120 | 16,661,349 | 4.17 |
| Planned Unit Developments (attached) | 30 | 4,544,645 | 1.14 |
| Townhouse | 20 | 2,684,845 | 0.67 |
| Condo High-Rise (9 stories or more) | 5 | 1,020,373 | 0.26 |
| Condo Mid-Rise (5 to 8 stories) | 2 | 211,368 | 0.05 |
| Leasehold | 1 | 180,406 | 0.05 |
| Manufactured Home | 1 | 53,873 | 0.01 |
| **Total:** | **2,811** | **$400,013,627** | **100.00 %** |

## Mortgage Loan Documentation Types of the Group II-A Loans

| Documentation Type | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Full Documentation | 1,784 | $240,978,637 | 60.24 % |
| Reduced Documentation | 1,027 | 159,034,989 | 39.76 |
| **Total:** | **2,811** | **$400,013,627** | **100.00 %** |

## Prepayment Penalty Terms of the Group II-A Loans

| Prepayment Penalty Term | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| None | 369 | $54,291,068 | 13.57 % |
| 12 Months | 94 | 16,684,197 | 4.17 |
| 24 Months | 1,504 | 219,002,478 | 54.75 |
| 36 Months | 821 | 106,235,608 | 26.56 |
| 60 Months | 2 | 428,555 | 0.11 |
| Other (1) | 21 | 3,371,720 | 0.84 |
| **Total:** | **2,811** | **$400,013,627** | **100.00 %** |

*(1) Not 0, 12, 24,36 or 60 months and not more than 60 months.*

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## Index Types of the Group II-A Mortgage Loans

| Index Type | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Libor - 6 Month | 2,790 | $395,983,580 | 98.99 % |
| Libor - 1 Year | 21 | 4,030,047 | 1.01 |
| **Total:** | **2,811** | **$400,013,627** | **100.00 %** |

## Maximum Mortgage Rates (%) of the Group II-A Loans

| Maximum Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| 9.000 to 9.999 | 1 | $269,600 | 0.07 % |
| 10.000 to 10.999 | 15 | 2,683,033 | 0.67 |
| 11.000 to 11.999 | 32 | 7,746,412 | 1.94 |
| 12.000 to 12.999 | 39 | 8,425,321 | 2.11 |
| 13.000 to 13.999 | 412 | 62,892,392 | 15.72 |
| 14.000 to 14.999 | 1,200 | 172,919,973 | 43.23 |
| 15.000 to 15.999 | 802 | 106,079,192 | 26.52 |
| 16.000 to 16.999 | 231 | 28,519,330 | 7.13 |
| 17.000 to 17.999 | 74 | 9,646,456 | 2.41 |
| 18.000 to 18.999 | 5 | 831,919 | 0.21 |
| **Total:** | **2,811** | **$400,013,627** | **100.00 %** |

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## Next Interest Rate Adjustment Date of the Group II-A Loans

| Next Interest Rate Adjustment Date | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| September 2003 | 1 | $235,447 | 0.06 % |
| October 2003 | 3 | 431,468 | 0.11 |
| June 2004 | 1 | 196,991 | 0.05 |
| July 2004 | 1 | 135,854 | 0.03 |
| August 2004 | 1 | 55,435 | 0.01 |
| September 2004 | 5 | 556,464 | 0.14 |
| October 2004 | 9 | 1,347,176 | 0.34 |
| November 2004 | 24 | 3,297,208 | 0.82 |
| December 2004 | 35 | 5,065,156 | 1.27 |
| January 2005 | 66 | 9,653,944 | 2.41 |
| February 2005 | 373 | 57,295,931 | 14.32 |
| March 2005 | 746 | 105,177,274 | 26.29 |
| April 2005 | 753 | 105,644,275 | 26.41 |
| May 2005 | 66 | 8,505,523 | 2.13 |
| October 2005 | 3 | 443,208 | 0.11 |
| November 2005 | 1 | 203,245 | 0.05 |
| December 2005 | 5 | 505,006 | 0.13 |
| January 2006 | 10 | 1,505,324 | 0.38 |
| February 2006 | 58 | 7,496,856 | 1.87 |
| March 2006 | 270 | 36,353,514 | 9.09 |
| April 2006 | 300 | 40,699,487 | 10.17 |
| May 2006 | 27 | 3,577,274 | 0.89 |
| November 2007 | 3 | 222,943 | 0.06 |
| December 2007 | 2 | 480,750 | 0.12 |
| February 2008 | 2 | 306,184 | 0.08 |
| March 2008 | 21 | 5,116,562 | 1.28 |
| April 2008 | 19 | 4,302,301 | 1.08 |
| May 2008 | 3 | 538,400 | 0.13 |
| April 2010 | 1 | 292,701 | 0.07 |
| May 2010 | 1 | 260,000 | 0.06 |
| February 2013 | 1 | 111,723 | 0.03 |
| **Total:** | **2,811** | **$400,013,627** | **100.00 %** |

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## Note Margin (%) of the Group II-A Loans

| Note Margin (%) | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| 2.000 to 2.499 | 32 | $7,415,476 | 1.85 % |
| 2.500 to 2.999 | 14 | 2,905,044 | 0.73 |
| 3.000 to 3.499 | 2 | 612,724 | 0.15 |
| 3.500 to 3.999 | 3 | 1,269,765 | 0.32 |
| 4.000 to 4.499 | 8 | 1,624,289 | 0.41 |
| 4.500 to 4.999 | 41 | 6,080,941 | 1.52 |
| 5.000 to 5.499 | 116 | 18,000,758 | 4.50 |
| 5.500 to 5.999 | 86 | 12,495,642 | 3.12 |
| 6.000 to 6.499 | 94 | 12,996,830 | 3.25 |
| 6.500 to 6.999 | 218 | 35,753,681 | 8.94 |
| 7.000 to 7.499 | 190 | 27,732,881 | 6.93 |
| 7.500 to 7.999 | 289 | 41,916,623 | 10.48 |
| 8.000 to 8.499 | 444 | 61,069,119 | 15.27 |
| 8.500 to 8.999 | 580 | 79,358,393 | 19.84 |
| 9.000 to 9.499 | 385 | 52,948,759 | 13.24 |
| 9.500 to 9.999 | 176 | 21,236,299 | 5.31 |
| 10.000 to 10.499 | 86 | 10,378,123 | 2.59 |
| 10.500 to 10.999 | 29 | 3,675,920 | 0.92 |
| 11.000 to 11.499 | 12 | 1,748,476 | 0.44 |
| 11.500 to 11.999 | 5 | 727,025 | 0.18 |
| 12.500 to 12.999 | 1 | 66,859 | 0.02 |
| **Total:** | **2,811** | **$400,013,627** | **100.00 %** |

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## RAMP Series 2003-RS4 – Collateral Characteristics (Group II-B Loans)

### Summary Report

| Shelf | Alternet Exceptions (Subprime) RASC | Expanded Criteria Exceptions (Alt-A) RALI | Jumbo A Exceptions RFMSI | Total |
|---|---|---|---|---|
| | | | | |
| Percent of Total | 91.56% | 5.55% | 2.89% | **100.00%** |
| Principal Balance ($) | $197,010,461 | $11,949,806 | $6,221,594 | **$215,181,860** |
| Number of Loans | 1,395 | 47 | 15 | **1,457** |
| Average Balance ($) | $141,226 | $254,251 | $414,773 | **$147,688** |
| | | | | |
| WA Mortgage Rate | 8.76% | 6.38% | 5.00% | **8.52%** |
| WA Age (mos) | 2 | 2 | 1 | **2** |
| WA Remaining Term to Maturity (mos) | 358 | 358 | 359 | **358** |
| | | | | |
| WA Margin | 8.10% | 3.71% | 2.25% | **7.69%** |
| WA Lifetime Cap | 15.04% | 12.33% | 10.86% | **14.77%** |
| WA Next Rate Adj (mos) | 25 | 45 | 56 | **27** |
| WA Rate Reset Frequency (mos) | 6 | 6 | 12 | **6** |
| | | | | |
| WA Credit Score | 619 | 717 | 719 | **627** |
| WA Original LTV | 94.94% | 81.65% | 78.02% | **93.71%** |
| | | | | |
| Original LTV > 80% w/ MI | 0.00% | 54.73% | 100.00% | **1.81%** |
| | | | | |
| Purchase | 62.23% | 59.79% | 56.41% | **61.93%** |
| Equity Refinance | 33.70% | 30.79% | 6.88% | **32.76%** |
| Rate/Term Refinance | 4.07% | 9.42% | 36.71% | **5.31%** |
| | | | | |
| Prepayment Penalty | 84.69% | 63.40% | 0.00% | **81.06%** |
| | | | | |
| Serviced by HomeComings | 100.00% | 100.00% | 87.84% | **99.65%** |
| | | | | |
| Current | 99.72% | 100.00% | 100.00% | **99.74%** |
| 30 to 59 Days Delinquent | 0.28% | 0.00% | 0.00% | **0.26%** |
| 60 to 89 Days Delinquent | 0.00% | 0.00% | 0.00% | **0.00%** |

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## Credit Score Distribution of the Group II-B Loans

| Range of Credit Scores | Number of Loans | Principal Balance | Average Principal Balance | Weighted Average Original LTV | % of Principal Balance |
|---|---|---|---|---|---|
| 500 to 519 | 4 | $599,346 | $149,836 | 77.52 % | 0.28 % |
| 520 to 539 | 9 | 2,227,983 | 247,554 | 82.95 | 1.04 |
| 540 to 559 | 11 | 1,880,196 | 170,927 | 90.22 | 0.87 |
| 560 to 579 | 276 | 33,664,921 | 121,974 | 97.49 | 15.64 |
| 580 to 599 | 318 | 39,698,961 | 124,840 | 96.71 | 18.45 |
| 600 to 619 | 289 | 37,512,584 | 129,801 | 94.27 | 17.43 |
| 620 to 639 | 175 | 24,799,615 | 141,712 | 93.33 | 11.52 |
| 640 to 659 | 134 | 21,540,807 | 160,752 | 93.12 | 10.01 |
| 660 to 679 | 77 | 14,467,514 | 187,890 | 92.08 | 6.72 |
| 680 to 699 | 65 | 13,773,773 | 211,904 | 90.29 | 6.40 |
| 700 to 719 | 39 | 9,316,877 | 238,894 | 90.41 | 4.33 |
| 720 to 739 | 27 | 7,022,848 | 260,105 | 88.52 | 3.26 |
| 740 to 759 | 16 | 3,711,838 | 231,990 | 89.31 | 1.72 |
| 760 or greater | 17 | 4,964,598 | 292,035 | 83.43 | 2.31 |
| **Total:** | **1,457** | **$215,181,860** | **$147,688** | **93.71 %** | **100.00 %** |

## Original Mortgage Loan Principal Balances of the Group II-B Loans

| Original Mortgage Amount ($) | Number of Loans | Principal Balance | Weighted Average Original LTV | Weighted Average FICO Score | % of Principal Balance |
|---|---|---|---|---|---|
| 100,000 or less | 833 | $64,151,736 | 97.93 % | 610 | 29.81 % |
| 100,001 to 200,000 | 321 | 44,946,783 | 97.54 | 614 | 20.89 |
| 200,001 to 300,000 | 74 | 18,490,839 | 96.43 | 641 | 8.59 |
| 300,001 to 400,000 | 157 | 54,180,733 | 90.72 | 639 | 25.18 |
| 400,001 to 500,000 | 61 | 27,129,929 | 85.25 | 649 | 12.61 |
| 500,001 to 600,000 | 9 | 5,000,797 | 82.81 | 669 | 2.32 |
| 600,001 to 700,000 | 2 | 1,281,044 | 56.92 | 680 | 0.60 |
| **Total:** | **1,457** | **$215,181,860** | **93.71 %** | **627** | **100.00 %** |

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## Mortgage Rates of the Group II-B Loans

| Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| 4.000 to 4.499 | 2 | $453,550 | 0.21 % |
| 4.500 to 4.999 | 8 | 2,933,505 | 1.36 |
| 5.000 to 5.499 | 12 | 3,997,152 | 1.86 |
| 5.500 to 5.999 | 18 | 4,603,947 | 2.14 |
| 6.000 to 6.499 | 27 | 5,655,179 | 2.63 |
| 6.500 to 6.999 | 106 | 25,880,247 | 12.03 |
| 7.000 to 7.499 | 36 | 10,730,745 | 4.99 |
| 7.500 to 7.999 | 71 | 22,522,619 | 10.47 |
| 8.000 to 8.499 | 99 | 17,247,635 | 8.02 |
| 8.500 to 8.999 | 302 | 38,575,904 | 17.93 |
| 9.000 to 9.499 | 195 | 21,649,315 | 10.06 |
| 9.500 to 9.999 | 254 | 27,730,726 | 12.89 |
| 10.000 to 10.499 | 143 | 14,036,505 | 6.52 |
| 10.500 to 10.999 | 117 | 12,608,744 | 5.86 |
| 11.000 to 11.499 | 59 | 5,661,506 | 2.63 |
| 11.500 to 11.999 | 8 | 894,582 | 0.42 |
| **Total:** | **1,457** | **$215,181,860** | **100.00 %** |

## Net Mortgage Rates of the Group II-B Loans

| Net Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| 3.000 to 3.499 | 1 | $25,333 | 0.01 % |
| 3.500 to 3.999 | 1 | 428,216 | 0.20 |
| 4.000 to 4.499 | 10 | 3,834,594 | 1.78 |
| 4.500 to 4.999 | 12 | 3,694,779 | 1.72 |
| 5.000 to 5.499 | 22 | 5,277,959 | 2.45 |
| 5.500 to 5.999 | 46 | 10,150,192 | 4.72 |
| 6.000 to 6.499 | 90 | 23,297,042 | 10.83 |
| 6.500 to 6.999 | 49 | 15,408,149 | 7.16 |
| 7.000 to 7.499 | 79 | 20,322,851 | 9.44 |
| 7.500 to 7.999 | 151 | 22,825,441 | 10.61 |
| 8.000 to 8.499 | 282 | 35,077,297 | 16.30 |
| 8.500 to 8.999 | 217 | 23,584,776 | 10.96 |
| 9.000 to 9.499 | 219 | 22,575,286 | 10.49 |
| 9.500 to 9.999 | 152 | 15,685,594 | 7.29 |
| 10.000 to 10.499 | 96 | 10,024,925 | 4.66 |
| 10.500 to 10.999 | 29 | 2,885,050 | 1.34 |
| 11.000 to 11.499 | 1 | 84,375 | 0.04 |
| **Total:** | **1,457** | **$215,181,860** | **100.00 %** |

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## Original Loan-to-Value Ratios of the Group II-B Loans

| Original Loan-to-Value Ratio (%) | Number of Loans | Principal Balance | Average Principal Balance | Weighted Average FICO Score | % of Principal Balance |
|---|---|---|---|---|---|
| 0.01 to 50.00 | 2 | $594,305 | $297,152 | 677 | 0.28 % |
| 50.01 to 55.00 | 3 | 1,169,327 | 389,776 | 724 | 0.54 |
| 55.01 to 60.00 | 3 | 664,505 | 221,502 | 688 | 0.31 |
| 60.01 to 65.00 | 7 | 2,162,538 | 308,934 | 645 | 1.00 |
| 65.01 to 70.00 | 6 | 1,293,097 | 215,516 | 683 | 0.60 |
| 70.01 to 75.00 | 13 | 5,153,697 | 396,438 | 644 | 2.40 |
| 75.01 to 80.00 | 45 | 15,573,698 | 346,082 | 675 | 7.24 |
| 80.01 to 85.00 | 31 | 9,697,576 | 312,825 | 616 | 4.51 |
| 85.01 to 90.00 | 109 | 29,795,155 | 273,350 | 640 | 13.85 |
| 90.01 to 95.00 | 317 | 40,495,256 | 127,745 | 616 | 18.82 |
| 95.01 to 100.00 | 911 | 106,879,461 | 117,321 | 618 | 49.67 |
| 100.01 to 105.00 | 10 | 1,703,245 | 170,325 | 663 | 0.79 |
| **Total:** | **1,457** | **$215,181,860** | **$147,688** | **627** | **100.00 %** |

## Geographical Distribution of Mortgaged Properties of the Group II-B Loans

| State | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| California | 124 | $39,782,887 | 18.49 % |
| Florida | 119 | 16,668,692 | 7.75 |
| Georgia | 101 | 14,693,703 | 6.83 |
| Texas | 108 | 11,389,942 | 5.29 |
| Illinois | 74 | 9,605,683 | 4.46 |
| Ohio | 80 | 7,560,270 | 3.51 |
| North Carolina | 58 | 7,535,636 | 3.50 |
| Arizona | 44 | 7,468,178 | 3.47 |
| Other (1) | 749 | 100,476,867 | 46.69 |
| **Total:** | **1,457** | **$215,181,860** | **100.00 %** |

*(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.*

## Mortgage Loan Purpose of the Group II-B Loans

| Loan Purpose | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Purchase | 1,047 | $133,257,303 | 61.93 % |
| Equity Refinance | 355 | 70,494,523 | 32.76 |
| Rate/Term Refinance | 55 | 11,430,034 | 5.31 |
| **Total:** | **1,457** | **$215,181,860** | **100.00 %** |

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## Occupancy Types of the Group II-B Loans

| Occupancy | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Primary Residence | 1,387 | $205,223,232 | 95.37 % |
| Non Owner-occupied | 65 | 8,985,622 | 4.18 |
| Second/Vacation | 5 | 973,006 | 0.45 |
| **Total:** | **1,457** | **$215,181,860** | **100.00 %** |

## Mortgaged Property Types of the Group II-B Loans

| Property Type | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Single-family detached | 1,221 | $168,324,950 | 78.22 % |
| Planned Unit Developments (detached) | 135 | 29,413,676 | 13.67 |
| Condo Low-Rise (less than 5 stories) | 52 | 8,834,555 | 4.11 |
| Two- to four-family units | 23 | 4,967,062 | 2.31 |
| Planned Unit Developments (attached) | 15 | 2,274,251 | 1.06 |
| Townhouse | 9 | 687,675 | 0.32 |
| Condo Mid-Rise (5 to 8 stories) | 1 | 368,393 | 0.17 |
| Condo High-Rise (9 stories or more) | 1 | 311,297 | 0.14 |
| **Total:** | **1,457** | **$215,181,860** | **100.00 %** |

## Mortgage Loan Documentation Types of the Group II-B Loans

| Documentation Type | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Full Documentation | 1,162 | $150,558,519 | 69.97 % |
| Reduced Documentation | 295 | 64,623,342 | 30.03 |
| **Total:** | **1,457** | **$215,181,860** | **100.00 %** |

## Prepayment Penalty Terms of the Group II-B Loans

| Prepayment Penalty Term | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| None | 213 | $40,755,745 | 18.94 % |
| 12 Months | 32 | 7,955,386 | 3.70 |
| 24 Months | 680 | 101,800,023 | 47.31 |
| 36 Months | 475 | 56,416,219 | 26.22 |
| 60 Months | 51 | 6,716,198 | 3.12 |
| Other (1) | 6 | 1,538,289 | 0.71 |
| **Total:** | **1,457** | **$215,181,860** | **100.00 %** |

*(1) Not 0, 12, 24,36 or 60 months and not more than 60 months.*

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## Index Types of the Group II-B Mortgage Loans

| Index Type | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| Treasury - 1 Year | 1 | $25,333 | 0.01 % |
| Libor - 6 Month | 1,439 | 208,179,005 | 96.75 % |
| Libor - 1 Year | 17 | 6,977,522 | 3.24 |
| **Total:** | **1,457** | **$215,181,860** | **100.00 %** |

## Maximum Mortgage Rates (%) of the Group II-B Loans

| Maximum Mortgage Rate (%) | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| 9.000 to 9.999 | 1 | $440,000 | 0.20 % |
| 10.000 to 10.999 | 10 | 3,785,002 | 1.76 |
| 11.000 to 11.999 | 27 | 7,522,980 | 3.50 |
| 12.000 to 12.999 | 64 | 14,224,392 | 6.61 |
| 13.000 to 13.999 | 148 | 41,307,540 | 19.20 |
| 14.000 to 14.999 | 351 | 55,153,506 | 25.63 |
| 15.000 to 15.999 | 430 | 47,637,241 | 22.14 |
| 16.000 to 16.999 | 291 | 31,201,135 | 14.50 |
| 17.000 to 17.999 | 122 | 12,816,782 | 5.96 |
| 18.000 to 18.999 | 13 | 1,093,282 | 0.51 |
| **Total:** | **1,457** | **$215,181,860** | **100.00 %** |

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

**Next Interest Rate Adjustment Date of the Group II-B Loans**

| Next Interest Rate Adjustment Date | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| February 2004 | 1 | $25,333 | 0.01 % |
| July 2004 | 1 | 540,415 | 0.25 |
| August 2004 | 1 | 68,848 | 0.03 |
| September 2004 | 2 | 236,041 | 0.11 |
| October 2004 | 3 | 277,865 | 0.13 |
| November 2004 | 7 | 2,009,812 | 0.93 |
| December 2004 | 11 | 2,378,833 | 1.11 |
| January 2005 | 32 | 8,025,587 | 3.73 |
| February 2005 | 123 | 18,098,032 | 8.41 |
| March 2005 | 352 | 48,009,005 | 22.31 |
| April 2005 | 483 | 68,681,441 | 31.92 |
| May 2005 | 34 | 4,634,748 | 2.15 |
| November 2005 | 1 | 57,806 | 0.03 |
| December 2005 | 1 | 311,297 | 0.14 |
| January 2006 | 4 | 605,419 | 0.28 |
| February 2006 | 35 | 5,675,106 | 2.64 |
| March 2006 | 148 | 19,346,871 | 8.99 |
| April 2006 | 165 | 22,722,584 | 10.56 |
| May 2006 | 11 | 2,383,907 | 1.11 |
| December 2007 | 1 | 161,223 | 0.07 |
| March 2008 | 11 | 2,594,730 | 1.21 |
| April 2008 | 18 | 4,209,960 | 1.96 |
| May 2008 | 6 | 2,506,550 | 1.16 |
| February 2010 | 1 | 482,933 | 0.22 |
| March 2010 | 3 | 385,264 | 0.18 |
| April 2010 | 1 | 398,498 | 0.19 |
| May 2010 | 1 | 353,750 | 0.16 |
| **Total:** | **1,457** | **$215,181,860** | **100.00 %** |

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## Note Margin (%) of the Group II-B Loans

| Note Margin (%) | Number of Loans | Principal Balance | % of Principal Balance |
|---|---|---|---|
| less than 1.999 | 1 | $59,880 | 0.03 % |
| 2.000 to 2.499 | 21 | 8,561,648 | 3.98 |
| 2.500 to 2.999 | 28 | 4,662,717 | 2.17 |
| 3.500 to 3.999 | 3 | 988,763 | 0.46 |
| 4.000 to 4.499 | 21 | 5,601,318 | 2.60 |
| 4.500 to 4.999 | 27 | 5,521,786 | 2.57 |
| 5.000 to 5.499 | 12 | 4,162,553 | 1.93 |
| 5.500 to 5.999 | 33 | 8,773,000 | 4.08 |
| 6.000 to 6.499 | 59 | 12,803,845 | 5.95 |
| 6.500 to 6.999 | 131 | 23,106,443 | 10.74 |
| 7.000 to 7.499 | 84 | 14,477,747 | 6.73 |
| 7.500 to 7.999 | 72 | 12,060,311 | 5.60 |
| 8.000 to 8.499 | 134 | 23,265,845 | 10.81 |
| 8.500 to 8.999 | 213 | 24,064,519 | 11.18 |
| 9.000 to 9.499 | 207 | 23,693,550 | 11.01 |
| 9.500 to 9.999 | 134 | 14,121,166 | 6.56 |
| 10.000 to 10.499 | 175 | 18,365,292 | 8.53 |
| 10.500 to 10.999 | 58 | 6,134,227 | 2.85 |
| 11.000 to 11.499 | 39 | 4,300,920 | 2.00 |
| 11.500 to 11.999 | 5 | 456,332 | 0.21 |
| **Total:** | **1,457** | **$215,181,860** | **100.00 %** |

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## Group II Net WAC Cap Analysis [1]

| Payment Date | Net WAC Cap (%) [2] [3] | Net WAC Cap Stress (%) [2] [4] | Effective AFC with Yield Maintenance Agreement [5] | Payment Date | Net WAC Cap (%) [2] [3] | Net WAC Cap Stress (%) [2] [4] | Effective AFC with Yield Maintenance Agreement [5] |
|---|---|---|---|---|---|---|---|
| 06-25-2003 | 9.024 | 9.024 | 9.563 | 06-25-2007 | 8.186 | 13.223 | 13.223 |
| 07-25-2003 | 7.821 | 7.821 | 9.563 | 07-25-2007 | 8.459 | 13.664 | 13.664 |
| 08-25-2003 | 7.570 | 7.570 | 9.563 | 08-25-2007 | 8.186 | 13.224 | 13.224 |
| 09-25-2003 | 7.571 | 7.571 | 9.563 | 09-25-2007 | 8.186 | 13.224 | 13.224 |
| 10-25-2003 | 7.824 | 7.824 | 9.563 | 10-25-2007 | 8.459 | 13.890 | 13.890 |
| 11-25-2003 | 7.572 | 7.574 | 9.563 | 11-25-2007 | 8.186 | 13.442 | 13.442 |
| 12-25-2003 | 7.825 | 7.828 | 9.563 | 12-25-2007 | 8.459 | 13.891 | 13.891 |
| 01-25-2004 | 7.574 | 7.576 | 9.563 | 01-25-2008 | 8.187 | 13.443 | 13.443 |
| 02-25-2004 | 7.575 | 7.577 | 9.563 | 02-25-2008 | 8.187 | 13.444 | 13.444 |
| 03-25-2004 | 8.099 | 8.102 | 9.563 | 03-25-2008 | 8.752 | 14.371 | 14.000 |
| 04-25-2004 | 7.578 | 7.581 | 9.563 | 04-25-2008 | 8.187 | 13.450 | 13.450 |
| 05-25-2004 | 7.832 | 7.836 | 9.563 | 05-25-2008 | 8.436 | 13.987 | 13.987 |
| 06-25-2004 | 7.581 | 7.585 | 9.563 | 06-25-2008 | 8.146 | 13.597 | 13.597 |
| 07-25-2004 | 7.836 | 7.840 | 9.563 | 07-25-2008 | 8.417 | 14.051 | 14.000 |
| 08-25-2004 | 7.585 | 7.589 | 9.563 | 08-25-2008 | 8.146 | 13.598 | 13.598 |
| 09-25-2004 | 7.587 | 7.590 | 9.563 | 09-25-2008 | 8.142 | 13.613 | 13.613 |
| 10-25-2004 | 7.842 | 7.845 | 9.563 | 10-25-2008 | 8.413 | 14.067 | 14.000 |
| 11-25-2004 | 7.593 | 7.632 | 9.563 | 11-25-2008 | 8.142 | 13.618 | 13.618 |
| 12-25-2004 | 7.847 | 7.887 | 9.563 | 12-25-2008 | 8.414 | 14.072 | 14.000 |
| 01-25-2005 | 7.595 | 7.633 | 9.563 | 01-25-2009 | 8.132 | 13.651 | 13.651 |
| 02-25-2005 | 7.595 | 7.634 | 9.563 | 02-25-2009 | 8.133 | 13.651 | 13.651 |
| 03-25-2005 | 8.410 | 8.453 | 9.563 | 03-25-2009 | 9.004 | 15.114 | 14.000 |
| 04-25-2005 | 8.210 | 9.625 | 9.625 | 04-25-2009 | 8.133 | 13.651 | 13.651 |
| 05-25-2005 | 8.482 | 9.966 | 9.966 | 05-25-2009 | 8.404 | 14.107 | 14.000 |
| 06-25-2005 | 8.209 | 9.645 | 9.645 | 06-25-2009 | 8.134 | 13.652 | 13.652 |
| 07-25-2005 | 8.484 | 9.968 | 9.968 | 07-25-2009 | 8.405 | 14.107 | 14.000 |
| 08-25-2005 | 8.211 | 9.647 | 9.647 | 08-25-2009 | 8.134 | 13.652 | 13.652 |
| 09-25-2005 | 8.212 | 9.648 | 9.648 | 09-25-2009 | 8.134 | 13.653 | 13.653 |
| 10-25-2005 | 8.486 | 10.725 | 10.725 | 10-25-2009 | 8.406 | 14.108 | 14.000 |
| 11-25-2005 | 8.214 | 10.396 | 10.396 | 11-25-2009 | 8.135 | 13.653 | 13.653 |
| 12-25-2005 | 8.488 | 10.743 | 10.743 | 12-25-2009 | 8.406 | 14.108 | 14.000 |
| 01-25-2006 | 8.215 | 10.398 | 10.398 | 01-25-2010 | 8.135 | 13.656 | 13.656 |
| 02-25-2006 | 8.216 | 10.399 | 10.399 | 02-25-2010 | 8.136 | 13.656 | 13.656 |
| 03-25-2006 | 9.096 | 11.513 | 11.513 | 03-25-2010 | 9.008 | 15.120 | 14.000 |
| 04-25-2006 | 8.188 | 11.784 | 11.784 | 04-25-2010 | 8.136 | 13.657 | 13.657 |
| 05-25-2006 | 8.457 | 12.202 | 12.202 | 05-25-2010 | 8.408 | 14.112 | 14.000 |
| 06-25-2006 | 8.184 | 11.809 | 11.809 | 06-25-2010 | 8.137 | 13.657 | 13.657 |
| 07-25-2006 | 8.457 | 12.203 | 12.203 | 07-25-2010 | 8.408 | 14.112 | 14.000 |
| 08-25-2006 | 8.184 | 11.809 | 11.809 | 08-25-2010 | 8.137 | 13.657 | 13.657 |
| 09-25-2006 | 8.184 | 11.810 | 11.810 | 09-25-2010 | 8.137 | 13.657 | 13.657 |
| 10-25-2006 | 8.457 | 13.240 | 13.240 | 10-25-2010 | 8.409 | 14.112 | 14.000 |
| 11-25-2006 | 8.185 | 12.815 | 12.815 | 11-25-2010 | 8.138 | 13.657 | 13.657 |
| 12-25-2006 | 8.458 | 13.243 | 13.243 | 12-25-2010 | 8.409 | 14.112 | 14.000 |
| 01-25-2007 | 8.185 | 12.816 | 12.816 | 01-25-2011 | 8.138 | 13.657 | 13.657 |
| 02-25-2007 | 8.185 | 12.816 | 12.816 | 02-25-2011 | 8.139 | 13.657 | 13.657 |
| 03-25-2007 | 9.062 | 14.190 | 14.000 | 03-25-2011 | 9.011 | 15.120 | 14.000 |
| 04-25-2007 | 8.185 | 13.213 | 13.213 | 04-25-2011 | 8.139 | 13.657 | 13.657 |
| 05-25-2007 | 8.458 | 13.663 | 13.663 | 05-25-2011 | 8.411 | 14.112 | 14.000 |

(1) Net WAC Cap is capped at 14%
(2) Net WAC Cap = (Group II Net Mortgage Interest) / (Aggregate Group II Loan Balance) x (360/Actual # Days)
(3) Assumes no losses, 10% optional call, Pricing Prepayment Speed Assumption, and 6 month LIBOR, 12 month LIBOR and 1 Year CMT remain constant at 1.25%, 1.27 and 1.22%, respectively.
(4) Assumes no losses, 10% optional call, Pricing Prepayment Speed Assumption, and 6 month LIBOR, 12 month LIBOR and 1 Year CMT each remain constant at 20%.
(5) Assumes 1 month LIBOR and 12 month LIBOR each remain constant at 20%.

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## Group I Sensitivity Analysis

***To 10% Call***

| Fixed / Adjustable HEP | 0.00% / 0.00% | 11.50% / 12.50% | 17.25% / 18.75% | 23.00% / 25.00% | 28.75% / 31.25% | 34.50% / 37.50% |
|---|---|---|---|---|---|---|
| **Class A-I-1** | | | | | | |
| DM @ 100.00 (ACT/360) | 10 | 10 | 10 | **10** | 10 | 10 |
| Avg. Life (yrs) | 9.19 | 1.50 | 1.11 | **0.90** | 0.77 | 0.68 |
| Mod. Duration (yrs) | 8.51 | 1.50 | 1.11 | **0.90** | 0.77 | 0.69 |
| Window | Jun03 - Nov19 | Jun03 - Jun06 | Jun03 - Jul05 | **Jun03 - Jan05** | Jun03 - Oct04 | Jun03 - Aug04 |
| **Class A-I-2** | | | | | | |
| Yield @ 100.00 (30/360) | 2.349 | 2.315 | 2.296 | **2.279** | 2.261 | 2.244 |
| Avg. Life (yrs) | 18.59 | 3.74 | 2.58 | **2.00** | 1.64 | 1.39 |
| Mod. Duration (yrs) | 14.90 | 3.54 | 2.48 | **1.93** | 1.59 | 1.36 |
| Window | Nov19 - Nov23 | Jun06 - Oct07 | Jul05 - May06 | **Jan05 - Sep05** | Oct04 - Apr05 | Aug04 - Dec04 |
| **Class A-I-3** | | | | | | |
| Yield @ 100.00 (30/360) | 2.896 | 2.872 | 2.856 | **2.840** | 2.823 | 2.807 |
| Avg. Life (yrs) | 22.98 | 6.05 | 4.01 | **3.00** | 2.40 | 2.00 |
| Mod. Duration (yrs) | 16.56 | 5.46 | 3.73 | **2.83** | 2.29 | 1.92 |
| Window | Nov23 - Jul28 | Oct07 - Oct11 | May06 - Aug08 | **Sep05 - Mar07** | Apr05 - May06 | Dec04 - Nov05 |
| **Class A-I-4** | | | | | | |
| Yield @ 100.00 (30/360) | 3.950 | 3.937 | 3.924 | **3.908** | 3.892 | 3.875 |
| Avg. Life (yrs) | 26.75 | 11.38 | 7.25 | **5.00** | 3.86 | 3.11 |
| Mod. Duration (yrs) | 16.26 | 8.97 | 6.17 | **4.45** | 3.51 | 2.88 |
| Window | Jul28 - Jul31 | Oct11 - Mar18 | Aug08 - Sep13 | **Mar07 - Jan10** | May06 - May08 | Nov05 - May07 |
| **Class A-I-5** | | | | | | |
| Yield @ 100.00(30/360) | 5.114 | 5.105 | 5.097 | **5.086** | 5.072 | 5.058 |
| Avg. Life (yrs) | 28.46 | 15.49 | 11.23 | **8.31** | 6.26 | 4.96 |
| Mod. Duration (yrs) | 14.73 | 10.48 | 8.36 | **6.62** | 5.23 | 4.28 |
| Window | Jul31 - Nov31 | Mar18 - Dec18 | Sep13 - Sep14 | **Jan10 - Dec11** | May08 - Mar10 | May07 - Dec08 |
| **Class A-I-6** | | | | | | |
| Yield @ 100.00(30/360) | 4.130 | 4.115 | 4.111 | **4.107** | 4.102 | 4.095 |
| Avg. Life (yrs) | 14.24 | 7.95 | 7.08 | **6.44** | 5.75 | 5.02 |
| Mod. Duration (yrs) | 10.28 | 6.57 | 5.96 | **5.51** | 5.00 | 4.44 |
| Window | Jun06 - Nov31 | Jun06 - Dec18 | Jun06 - Sep14 | **Jun06 - Dec11** | Jun06 - Mar10 | Jun06 - Dec08 |

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## Group I Sensitivity Analysis

*To Maturity*

| Fixed / Adjustable HEP | 0.00% / 0.00% | 11.50% / 12.50% | 17.25% / 18.75% | 23.00% / 25.00% | 28.75% / 31.25% | 34.50% / 37.50% |
|---|---|---|---|---|---|---|
| **Class A-I-1** | | | | | | |
| DM @ 100.00 (ACT/360) | 10 | 10 | 10 | **10** | 10 | 10 |
| Avg. Life (yrs) | 9.19 | 1.50 | 1.11 | **0.90** | 0.77 | 0.68 |
| Mod. Duration (yrs) | 8.51 | 1.50 | 1.11 | **0.90** | 0.77 | 0.69 |
| Window | Jun03 - Nov19 | Jun03 - Jun06 | Jun03 - Jul05 | **Jun03 - Jan05** | Jun03 - Oct04 | Jun03 - Aug04 |
| **Class A-I-2** | | | | | | |
| Yield @ 100.00 (30/360) | 2.349 | 2.315 | 2.296 | **2.279** | 2.261 | 2.244 |
| Avg. Life (yrs) | 18.59 | 3.74 | 2.58 | **2.00** | 1.64 | 1.39 |
| Mod. Duration (yrs) | 14.90 | 3.54 | 2.48 | **1.93** | 1.59 | 1.36 |
| Window | Nov19 - Nov23 | Jun06 - Oct07 | Jul05 - May06 | **Jan05 - Sep05** | Oct04 - Apr05 | Aug04 - Dec04 |
| **Class A-I-3** | | | | | | |
| Yield @ 100.00 (30/360) | 2.896 | 2.872 | 2.856 | **2.840** | 2.823 | 2.807 |
| Avg. Life (yrs) | 22.98 | 6.05 | 4.01 | **3.00** | 2.40 | 2.00 |
| Mod. Duration (yrs) | 16.56 | 5.46 | 3.73 | **2.83** | 2.29 | 1.92 |
| Window | Nov23 - Jul28 | Oct07 - Oct11 | May06 - Aug08 | **Sep05 - Mar07** | Apr05 - May06 | Dec04 - Nov05 |
| **Class A-I-4** | | | | | | |
| Yield @ 100.00 (30/360) | 3.950 | 3.937 | 3.924 | **3.908** | 3.892 | 3.875 |
| Avg. Life (yrs) | 26.75 | 11.38 | 7.25 | **5.00** | 3.86 | 3.11 |
| Mod. Duration (yrs) | 16.26 | 8.97 | 6.17 | **4.45** | 3.51 | 2.88 |
| Window | Jul28 - Jul31 | Oct11 - Mar18 | Aug08 - Sep13 | **Mar07 - Jan10** | May06 - May08 | Nov05 - May07 |
| **Class A-I-5** | | | | | | |
| Yield @ 100.00 (30/360) | 5.118 | 5.167 | 5.175 | **5.176** | 5.162 | 5.126 |
| Avg. Life (yrs) | 29.05 | 19.21 | 14.21 | **10.65** | 7.86 | 5.83 |
| Mod. Duration (yrs) | 14.87 | 11.90 | 9.80 | **7.94** | 6.23 | 4.86 |
| Window | Jul31 - Apr33 | Mar18 - Mar31 | Sep13 - Aug26 | **Jan10 - Oct21** | May08 - Mar18 | May07 - Sep15 |
| **Class A-I-6** | | | | | | |
| Yield @ 100.00 (30/360) | 4.130 | 4.115 | 4.111 | **4.108** | 4.105 | 4.103 |
| Avg. Life (yrs) | 14.24 | 7.97 | 7.12 | **6.57** | 6.17 | 5.88 |
| Mod. Duration (yrs) | 10.28 | 6.57 | 5.99 | **5.60** | 5.30 | 5.08 |
| Window | Jun06 - Feb33 | Jun06 - Dec30 | Jun06 - May26 | **Jun06 - Aug21** | Jun06 - Feb18 | Jun06 - Jun15 |

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## Group II Sensitivity Analysis

***To 10% Call***

| **Fixed / Adjustable HEP** | **0.00% / 0.00%** | **11.50% / 12.50%** | **17.25% / 18.75%** | **23.00% / 25.00%** | **28.75% / 31.25%** | **34.50% / 37.50%** |
|---|---|---|---|---|---|---|
| **Class A-II-A** | | | | | | |
| DM @ 100.00 (ACT/360) | 31 | 31 | 31 | **31** | 31 | 31 |
| Avg. Life (yrs) | 18.36 | 5.47 | 3.77 | **2.85** | 2.28 | 1.88 |
| Mod. Duration (yrs) | 15.44 | 5.10 | 3.61 | **2.77** | 2.23 | 1.85 |
| Window | Jun03 - Feb32 | Jun03 - Dec18 | Jun03 - Feb14 | **Jun03 - May11** | Jun03 - Aug09 | Jun03 - Jun08 |
| **Class A-II-B** | | | | | | |
| DM @ 100.00 (ACT/360) | 32 | 32 | 32 | **32** | 32 | 32 |
| Avg. Life (yrs) | 18.25 | 5.47 | 3.77 | **2.86** | 2.28 | 1.89 |
| Mod. Duration (yrs) | 15.34 | 5.10 | 3.61 | **2.77** | 2.23 | 1.86 |
| Window | Jun03 - Feb32 | Jun03 - Dec18 | Jun03 - Feb14 | **Jun03 - May11** | Jun03 - Aug09 | Jun03 - Jun08 |

## Group II Sensitivity Analysis

***To Maturity***

| **Fixed / Adjustable HEP** | **0.00% / 0.00%** | **11.50% / 12.50%** | **17.25% / 18.75%** | **23.00% / 25.00%** | **28.75% / 31.25%** | **34.50% / 37.50%** |
|---|---|---|---|---|---|---|
| **Class A-II-A** | | | | | | |
| DM @ 100.00 (ACT/360) | 31 | 33 | 33 | **33** | 33 | 33 |
| Avg. Life (yrs) | 18.40 | 5.84 | 4.08 | **3.09** | 2.47 | 2.03 |
| Mod. Duration (yrs) | 15.47 | 5.38 | 3.85 | **2.97** | 2.40 | 1.99 |
| Window | Jun03 - Mar33 | Jun03 - Jan31 | Jun03 - Dec25 | **Jun03 - Nov20** | Jun03 - Mar17 | Jun03 – Aug14 |
| **Class A-II-B** | | | | | | |
| DM @ 100.00 (ACT/360) | 32 | 34 | 34 | **34** | 34 | 34 |
| Avg. Life (yrs) | 18.29 | 5.84 | 4.08 | **3.09** | 2.47 | 2.04 |
| Mod. Duration (yrs) | 15.37 | 5.38 | 3.85 | **2.97** | 2.40 | 1.99 |
| Window | Jun03 - Mar33 | Jun03 - Jan31 | Jun03 - Dec25 | **Jun03 - Dec20** | Jun03 - Apr17 | Jun03 - Aug14 |

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

This Information was prepared by JP Morgan Securities Inc. in its capacity as lead underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.